Filed pursuant to Rule 424(b)(5)
Registration No. 333-154874

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION DATED JANUARY 12, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 30, 2008)

$

M.D.C. Holdings, Inc.

    % Senior Notes due 20

We are offering $             aggregate principal amount of our     % Senior Notes due 20    .

We will pay interest on the notes semi-annually in arrears on              and              of each year, beginning                     , 2010. Interest on the notes will accrue from                     , 2010. The notes will mature on                     , 20    .

We may redeem the notes at any time at the redemption prices set forth in this prospectus supplement under “Description of Notes—Optional Redemption.”

The notes will be senior unsecured obligations of our company and will rank equally with all of our existing and future unsecured and senior indebtedness.

The notes will be fully and unconditionally guaranteed jointly and severally by certain of our subsidiaries on a senior unsecured basis.

We intend to make application to list the notes on the New York Stock Exchange.

Before buying any notes, you should read the discussion of material risks of investing in our notes beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Per Note	Total
Public offering price(1)%	$
Underwriting discount %	$
Proceeds to M.D.C. Holdings, Inc. (before expenses)(1)%	$

(1)	Not including interest on the notes from through the closing date payable by the purchasers of the notes.

Interest on the notes will accrue from                     , 2010 to the date of delivery.

The underwriter expects to deliver the notes to purchasers through the book-entry delivery system of the Depository Trust Company on or about                     , 2010.

Sole Book-Running Manager

Citi

January     , 2010.

You should only rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus supplement, the date on the front of the accompanying prospectus or the date of the applicable incorporated document, as applicable.

The information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein concerning the homebuilding industry, our market share, our size relative to other homebuilders and other matters is derived principally from publicly available information and from industry sources. Although we believe the publicly available information and the information from industry sources are reliable, we have not independently verified any of this information and we cannot assure you of its accuracy.

This prospectus supplement sets forth certain terms of the notes that we are offering. It supplements the section entitled “Description of Debt Securities” in the accompanying prospectus. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from the information in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, including statements regarding our business, financial condition, results of operation, cash flows, strategies and prospects, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic conditions, including inflation or deflation and employment levels; (2) changes in business conditions experienced by us, including cancellation rates, net home orders, home gross margins, and land and home values; (3) changes in interest rates, mortgage lending programs and the availability of credit; (4) the relative stability of debt and equity markets; (5) competition; (6) the availability and cost of land and other raw materials used by us in our homebuilding operations; (7) the availability and cost of performance bonds and insurance covering risks associated with our business; (8) shortages and the cost of labor; (9) weather related slowdowns; (10) slow growth initiatives; (11) building moratoria; (12) governmental regulation, including the interpretation of tax, labor and environmental laws; (13) product liability litigation and warranty claims; (14) changes in consumer confidence and preferences; (15) terrorist acts and other acts of war; and (16) other factors over which we have little or no control. Additional information about the risks and uncertainties applicable to our business is contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. All forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, are made as of the date hereof or thereof, and the risk that actual results will differ materially from expectations expressed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, will increase with the passage of time. We undertake no duty to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent filings, releases or presentations should be consulted.

PROSPECTUS SUPPLEMENT SUMMARY

This is only a summary of the offering. To fully understand the investment you are contemplating you must consider this prospectus supplement, the accompanying prospectus, and the detailed information incorporated into them by reference, including our financial statements and their accompanying notes. Unless the context otherwise requires, the terms “M.D.C. Holdings, Inc.,” “MDC” “we” and “our” refer to M.D.C. Holdings, Inc., a Delaware corporation, and its subsidiaries.

M.D.C. Holdings, Inc.

M.D.C. Holdings, Inc. is a Delaware corporation. We have two primary operations, homebuilding and financial services. Our homebuilding operations consist of wholly-owned subsidiary companies that generally purchase finished lots for the construction and sale of single-family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our homebuilding operations are comprised of many homebuilding subdivisions that we consider to be our operating segments. Homebuilding subdivisions in a given market are aggregated into reportable segments as follows: (1) West (Arizona, California and Nevada); (2) Mountain (Colorado and Utah); (3) East (Maryland, Virginia, which includes Virginia and West Virginia, and Delaware Valley, which includes Pennsylvania, Delaware and New Jersey); and (4) Other Homebuilding (Florida and Illinois, although we began our exit of the Illinois market during the 2008 third quarter).

Our Financial Services and Other segment consists of HomeAmerican Mortgage Corporation (“HomeAmerican”), which originates mortgage loans primarily for our homebuyers, American Home Insurance Agency, Inc. (“American Home Insurance”), which offers third-party insurance products to our homebuyers, and American Home Title and Escrow Company (“American Home Title”), which provides title agency services to the Company and our homebuyers in Colorado, Florida, Maryland, Nevada, Virginia and West Virginia. This segment also includes Allegiant Insurance Company, Inc., A Risk Retention Group (“Allegiant”), which provides to its customers, primarily many of our homebuilding subsidiaries and certain subcontractors of these homebuilding subsidiaries, general liability coverage for construction work performed associated with closed homes, and StarAmerican Insurance Ltd. (“StarAmerican”), a Hawaii corporation and a wholly-owned subsidiary of MDC.

Our principal executive offices are at 4350 South Monaco Street, Suite 500, Denver, Colorado 80237 (telephone (303) 773-1100). Additional information about us can be obtained on the investor relations section of our website. Our website is www.richmondamerican.com, although the information on our website is not incorporated into this prospectus supplement.

Recent Developments

The Worker, Homeownership, and Business Assistance Act of 2009, enacted on November 6, 2009, allows MDC an extended carryback period from two years to up to five years for net operating losses incurred in tax years beginning or ending in 2008 or 2009. MDC intends to elect the extended carryback period. MDC is currently evaluating for which year to elect the extended carryback period.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see the section “Description of Notes.” In this “Prospectus Supplement Summary — The Offering” section, “we” refers to M.D.C. Holdings, Inc. and not to any of its subsidiaries.

Issuer	M.D.C. Holdings, Inc.

Securities Offered	$ aggregate principal amount of % Senior Notes due 20 .

Maturity Date	, 20 .

Interest Payment Dates	Interest will accrue from and will be payable semi-annually in arrears on each and , commencing , 2010.

Optional Redemption	We may redeem the notes at any time, in whole or in part, at the redemption prices set forth under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date.

Ranking	The notes will be our general unsecured obligations. Your right to payment under these notes will be:

•	effectively junior to the rights of our secured creditors to the extent of the value of their security in our assets;

•	equal with the rights of creditors under our unsecured unsubordinated debt; and

•	senior to the rights of creditors under any of our debt that is expressly subordinated to these notes.

At September 30, 2009, after giving pro forma effect to the offering and the proposed use of proceeds as described under “Use of Proceeds,” we would have had total consolidated indebtedness of approximately $             million (including the notes), of which none was expressly subordinated. Neither MDC nor the guarantor subsidiaries had any secured indebtedness outstanding on MDC’s consolidated balance sheet at such date. In addition, we had $22.6 million of letters of credit outstanding and an additional $77.4 million available to be borrowed under our revolving credit facility.

Guarantees	Certain of our existing domestic subsidiaries and future domestic subsidiaries will fully and unconditionally guarantee our obligations under the notes, jointly and severally, on a senior unsecured basis. Your right to payment under any guarantee will be:

•	effectively junior to the rights of secured creditors to the extent of their security in the guarantors’ assets;

•	equal with the rights of creditors under the guarantors’ other unsecured unsubordinated debt; and

•	senior to the rights of creditors under the guarantors’ debt that is expressly subordinated to the guarantees.

At September 30, 2009 our guarantor subsidiaries had no indebtedness reflected on our consolidated balance sheet and our non-guarantor subsidiaries had approximately $13.0 million of indebtedness reflected on our consolidated balance sheet to which the notes will be structurally subordinated. Your right to payment under the notes will be effectively subordinated to the indebtedness and other obligations (including trade payables) of non-guarantor subsidiaries.

Covenants	The indenture imposes certain limitations on our ability and the ability of our restricted subsidiaries to:

•	issue certain additional secured indebtedness; and

•	engage in sale and lease-back transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Notes.”

The indenture does not limit the amount of unsecured debt that we may issue or include a change of control provision.

Change of Control Repurchase Event	Upon the occurrence of both a change of control and below investment grade rating event (each as defined in “Description of Notes”), we will make an offer to each Holder to repurchase all or any part of that Holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of such notes.

Risk Factors	You should carefully consider the factors discussed in detail elsewhere in this prospectus supplement under the caption “Risk Factors.”

Use of Proceeds	We estimate that we will receive net proceeds from the offering, after deducting the underwriter’s discount and deducting commissions and offering expenses, of approximately $ million. We intend to use such net proceeds for general corporate purposes, which may include (among other things) repayment or repurchase of other indebtedness and acquisitions. See “Use of Proceeds.”

Summary Financial and Other Data

The income statement data and balance sheet data set forth below at December 31, 2008, 2007, 2006, 2005 and 2004 and for the years then ended have been derived from our audited consolidated financial statements. The income statement data and balance sheet data set forth below at September 30, 2009 and 2008 and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The operating results for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of results for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Consolidated Financial Statements and the notes thereto incorporated herein by reference and other financial information in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, incorporated herein by reference.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(dollars in thousands)
INCOME STATEMENT DATA
Home sales revenue	$539,352	$1,074,629	$1,358,148	$2,765,981	$4,650,556	$4,792,700	$3,922,837
Total revenue	574,424	1,161,901	1,458,108	2,885,659	4,793,569	4,887,767	4,007,251
Home cost of sales	445,039	937,947	1,184,865	2,380,427	3,619,656	3,436,035	2,834,092
Asset impairments	17,009	238,498	298,155	726,621	112,027	–	–
General and administrative expenses	121,981	145,120	198,689	306,715	418,879	401,184	327,812
(Loss) income before income taxes	(91,954)	(295,740)	(382,135)	(756,464)	333,137	808,763	636,914
Net (loss) income	(102,483)	(291,517)	(380,545)	(636,940)	214,253	505,723	391,165

BALANCE SHEET DATA (at period end)
Assets
Cash and cash equivalents	$1,448,875	$1,160,868	$1,304,728	$1,004,763	$507,947	$214,531	$400,959
Marketable securities	151,260	94,767	54,864	–	–	–	–
Housing completed or under construction	325,257	541,866	415,500	902,221	1,178,671	1,320,106	887,002
Land and land under development	177,888	254,360	221,822	554,336	1,575,158	1,677,948	1,129,266
Total assets	2,320,517	2,531,840	2,474,938	3,012,764	3,909,875	3,859,850	2,844,731

Homebuilding and corporate debt
Senior notes	997,872	997,416	997,527	997,091	996,682	996,297	746,310
Homebuilding line of credit	–	–	–	–	–	–	–
Total corporate and homebuilding debt	997,872	997,416	997,527	997,091	996,682	996,297	746,310

Stockholders’ Equity	954,268	1,173,243	1,080,920	1,476,013	2,161,882	1,952,109	1,418,821

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006		2005		2004
	(unaudited)
	(dollars in thousands)
OTHER FINANCIAL AND OPERATING DATA
Ratio of earnings to fixed charges (1)	–	–	–	–	5.01	x	12.73	x	15.71	x
Homes closed (units)	1,904	3,544	4,488	8,195	13,123		15,307		13,876
Average selling price per home closed	$283.3	$303.2	$302.6	$337.5	$354.4		$313.1		$282.7
Orders for homes, net (units)	2,669	2,724	3,074	6,504	10,229		15,334		14,248
Homes in Backlog at period end (units)	1,298	1,127	533	1,947	3,638		6,532		6,505
Estimated Backlog sales value at period end	$383,000	$364,000	$173,000	$650,000	$1,300,000		$2,440,000		$1,920,000
Estimated average selling price of homes in Backlog	$295.1	$323.0	$324.6	$333.8	$357.3		$373.5		$295.2
Active subdivisions at period end	137	211	191	278	306		292		242

(1)	In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense, mortgage lending interest expense, interest component of rent expense, amortization and expensing of debt expenses and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes. For the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007, the company generated losses which exceeded fixed charges of $52.2 million, $50.4 million, $68.6 million and $70.3 million, respectively.

RISK FACTORS

Before purchasing the notes offered hereby, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the information incorporated herein by reference, and, in particular, you should evaluate the risk factors set forth below and in the accompanying prospectus.

Risks Relating to Our Business

The homebuilding industry is undergoing a significant downturn, and its duration and ultimate severity are uncertain. A continuation or further deterioration in industry conditions or in the broader economic conditions could have additional adverse effects on our business and financial results.

The downturn in the homebuilding industry is in its fourth year, and it has become one of the most severe housing downturns in U.S. history. The significant declines in the demand for new homes, the significant oversupply of homes on the market and the significant reductions in the availability of financing for homebuyers that have marked the downturn are continuing. We have experienced uncertainty and continued low demand for new homes which negatively impacted our financial and operating results during the year ending December 31, 2009. It is not clear when these trends will reverse or when we will return to profitability.

Our ability to respond to the downturn has been limited by adverse industry and economic conditions. The significant amount of home mortgage foreclosures has increased supply and driven down prices, making the purchase of a foreclosed home an attractive alternative to purchasing a new home. Homebuilders have responded with significant concessions, further adding to the price declines. With the decline in the values of homes and in the ability of some homeowners to make their mortgage payments, the credit markets have been significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy has weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, demand for new homes remains at historically low levels.

If the downturn in the homebuilding and mortgage lending industries continues or intensifies, or if the national economy weakens further and the recession continues or intensifies, we could continue to experience declines in the market value of our inventory and demand for our homes, which could have a significant negative impact on our Home Gross Margins (which means our home sales revenue less home cost of sales as a percentage of home sales revenue) and financial and operating results. Additionally, if energy costs should increase, demand for our homes could be adversely impacted (because we are primarily a suburban residential builder), and the cost of building homes may increase, both of which could have a significant negative impact on our Home Gross Margins and financial and operating results. Also, while the United States government took steps during 2009 to provide tax incentives for homebuyers which contributed to the higher levels of new home orders during 2009, compared with 2008, the impact from the expiration of these incentives during 2010 is unknown and could result in declines in orders for new homes which would have a negative impact on our financial and operating results.

Additionally, as a result of the difficult economic environment, we may be subject to increased counterparty risks whereby third-parties, which may include, among others, banks under our homebuilding line of credit and mortgage repurchase facility, may not be willing or able to perform on obligations to us. To the extent a third-party is unable to meet its obligations to us, our financial position, results of operations and/or cash flows could be negatively impacted.

These challenging conditions are complex and interrelated. We cannot predict their duration or ultimate severity. Nor can we provide assurance that our responses to the homebuilding downturn or the government’s attempts to address the troubles in the overall economy will be successful.

Increased competition levels in the homebuilding and mortgage lending industries could result in lower net home orders, closings and decreases in the average selling prices of sold and closed homes, which could have a negative impact on our home sales revenue and results of operations.

The homebuilding industry is fragmented and highly competitive. Our homebuilding subsidiaries compete with numerous public and private homebuilders, including a number that are substantially larger and have greater financial resources than we do. Our homebuilding subsidiaries also compete with subdivision developers and land development companies, some of which are themselves homebuilders or affiliates of homebuilders. Homebuilders compete for customers, land, building materials, subcontractor labor and desirable financing. Competition for home orders primarily is based upon price, home style, financing available to prospective homebuyers, location of property, quality of homes built, customer service and general reputation in the community, and may vary market-by-market and/or submarket-by-submarket. Additionally, competition within the homebuilding industry can be impacted through an excess supply of new and existing homes available for sale resulting from a number of factors including, among other things, increases in speculative homes available for sale and increases in home foreclosures. Increased competition, including lower home sales prices offered by our competitors as experienced during 2009, can cause us to decrease our home sales prices and/or increase home sales incentives in an effort to generate new home sales and maintain homes in Backlog (homes under contract but not yet delivered) until they close. These competitive pressures are likely to continue for some time and could affect our ability to maintain existing home sales prices and require that we provide additional incentives, which would negatively impact our future financial and operating results.

Through our mortgage lending subsidiary, HomeAmerican, we also compete with numerous banks, thrifts and other mortgage bankers and brokers, many of which are larger and may have greater financial resources than we do. Competitive factors include pricing, mortgage loan terms, underwriting criteria and customer service. To the extent that we are unable to adequately compete with other companies that originate mortgage loans, total revenue and the results of operations from our Financial Services and Other segment may be negatively impacted.

Further decline in the market value of our homes or carrying value of our land would have a negative impact on our results of operations and financial position.

Our homebuilding subsidiaries acquire land for the replacement of land inventory and/or expansion within our current markets and may, from time to time, purchase land for expansion into new markets. The fair value of our land and land under development and housing completed or under construction inventory depends on market conditions. Factors that can impact our determination of the fair value of our inventory primarily include homes sales prices, levels of home sales incentives and home construction costs. Our home sales prices and/or levels of home sales incentives can be impacted by, among other things, decreased demand for new homes, decreased home prices offered by our competitors, home foreclosure levels, decreased ability of our homebuyers to obtain suitable mortgage loan financing and continued high levels of home order cancellations. Additionally, our home construction costs can be impacted by, among other things, shortages of subcontractor labor and changes in costs associated with subcontracted labor, building materials and other resources. If we are required to decrease home sales prices and/or increase incentives in an effort to generate new home sales, maintain homes in Backlog until they close or remain competitive with the home sales prices offered by our competitors, or if our home construction costs increase, we may not be able to recover the carrying costs of our inventory when our homebuilding subsidiaries build and sell homes. Under such circumstances, we would be required to record additional impairments of our inventory. Additionally, due to the uncertainty in the homebuilding and mortgage lending industries and the overall United States economy, it is reasonably possible for us to experience declines in the market value of our homes and, as a result, additional inventory impairments could be recorded in future reporting periods. Any such additional inventory impairments would have a negative impact on our financial position and results of operations in the future reporting period in which they were recorded.

Our strategies in responding to the adverse conditions in the homebuilding industry and overall recession in the U.S. economy have had limited success, and the continued implementation of these and other strategies may not be successful.

While we have been successful in generating positive operating cash flow and have increased new home orders during 2009, compared with 2008, we continue to monitor and modify our strategies in responding to the current economic environment and the effectiveness of these strategies in future reporting periods is unknown. To the extent they are not successful, our financial and operating results may be adversely impacted.

Increases in our Cancellation Rate could have a negative impact on our Home Gross Margins and home sales revenue.

Home order cancellations can result from a number of factors, including declines, and/or slow appreciation, in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. Increased levels of home order cancellations would have a negative impact on our home sales revenue and financial and operating results in future reporting periods.

If land is not available at reasonable prices, our homes sales revenue and results of operations could be negatively impacted and/or we could be required to scale back our operations in a given market.

Our operations depend on our homebuilding subsidiaries’ ability to obtain land for the development of our residential communities at reasonable prices and with terms that meet our underwriting criteria. Our ability to obtain land for new residential communities may be adversely affected by changes in the general availability of land, the willingness of land sellers to sell land at reasonable prices given the deterioration in market conditions, competition for available land, availability of financing to acquire land, zoning, regulations that limit housing density, and other market conditions. If the supply of land, and especially finished lots, appropriate for development of residential communities continues to be limited because of these factors, or for any other reason, the number of homes that our homebuilding subsidiaries build and sell may continue to decline. Additionally, the ability of our homebuilding subsidiaries to open new subdivisions could be impacted if we elect not to purchase lots under option contracts. To the extent that we are unable to timely purchase land or enter into new contracts for the purchase of land at reasonable prices, due to the lag time between the time we acquire land and the time we begin selling homes, our home sales revenue and results of operations could be negatively impacted and/or we could be required to scale back our operations in a given market.

If mortgage interest rates rise or if mortgage financing otherwise becomes less affordable, it could adversely affect our sales and business, and the duration and ultimate severity of the effects are uncertain.

During the last three fiscal years, the mortgage lending industry has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in prior years. Credit requirements tightened, and investor demand for mortgage loans and mortgage-backed securities declined. The deterioration in credit quality has caused almost all lenders to eliminate subprime mortgages and most other loan products that are not eligible for sale to Fannie Mae or Freddie Mac or loans that do not meet FHA and VA requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans in turn have made it more difficult for many buyers to finance the purchase of our homes. These factors have served to reduce the pool of qualified homebuyers and made it more difficult to sell to first-time and move-up buyers which have long made up a substantial part of our customers. These reductions in demand have adversely affected our business and financial results, and the duration and severity of the effects are uncertain.

We believe that the liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Any reduction in the availability of the financing provided by these institutions could adversely affect interest rates, mortgage availability and our sales of new homes and mortgage loans.

We believe that the purchases of mortgage-backed securities by the Federal Reserve System (the Fed) have helped to keep mortgage interest rates low during much of fiscal 2009. The Fed has announced their intention to end these purchases in early 2010. This action will likely lead to higher mortgage interest rates which would adversely impact our sales of homes.

Because of the decline in the availability of other mortgage products, FHA and VA mortgage financing support has become a more important factor in marketing our homes. The American Housing Rescue and Foreclosure Prevention Act of 2008, however, increased a buyer’s down payment requirement for FHA insured loans. In addition, increased demands on the FHA have resulted in a reduction of its cash reserves. These factors or further increases in down payment requirements or limitations or restrictions on the availability of FHA and VA financing support could adversely affect interest rates, mortgage availability and our sales of new homes and mortgage loans.

In February 2009, the American Recovery and Reinvestment Act of 2009 was enacted into law. This legislation included a federal tax credit for qualified first-time homebuyers purchasing a principal residence on or after January 1, 2009 and before December 1, 2009. In November 2009, this credit was expanded to be available to more homebuyers and extended until June 2010. Our sales in future periods may be adversely affected when this tax credit expires.

Even if potential customers do not need financing, changes in the availability of mortgage products may make it harder for them to sell their current homes to potential buyers who need financing.

If interest rates increase, the costs of owning a home will be affected and could result in further reductions in the demand for our homes. Similarly, potential changes to the tax code with respect to deduction of home mortgage interest payments or other changes may decrease affordability of homeownership.

In addition, the recently proposed Restoring American Financial Stability Act of 2009 contains provisions that require companies that sell products like mortgage-backed securities to retain at least 10% of the credit risk of the underlying assets. If this or other attempts to impose more risk on mortgage securitizers are enacted, the pricing and availability of mortgage products our customers rely on to purchase our homes may be adversely affected. Similarly, to the extent any future legislation attempts to enact credit risk retention requirements on mortgage originators, the risk profile of our financial services business and its support of our homebuilding business could be adversely affected.

We have financial needs that we meet through the capital markets, including the debt and secondary mortgage markets, and continued disruptions in these markets could have an adverse impact on our results of operations, financial position and/or cash flows.

We have financial needs that we meet through the capital markets, including the debt and secondary mortgage markets. Reduced investor demand for mortgage loans and mortgage-backed securities in the secondary mortgage markets and increased investor yield requirements for those loans and securities and the exit of third-party purchasers from the secondary market may have an adverse impact on our results of operations, financial position and/or cash flows. In addition, the sources and terms and conditions of warehouse financing and mortgage repurchase arrangements and other lending arrangements for the mortgage lending industry are changing. These changes can impact, among other things, availability of capital, terms and structures for debt and line of credit agreements, collateral requirements and collateral advance rates. Additionally, while certain governmental organizations and other mortgage industry participants have taken steps to ease the downturn in the credit and capital markets, the on-going impact of their efforts, if any, on the homebuilding and mortgage lending industries is unknown.

In addition, the pricing matrix and the availability of advances and letters of credit under our homebuilding line of credit are dependent upon our credit ratings and leverage ratio, as defined. While we currently have an investment grade credit rating from all three major ratings agencies, the lowering of any or all of these credit ratings could have an adverse impact on the cost of advances, letters of credit and unused commitment fees under our homebuilding line of credit. Lower credit ratings for MDC also could subject this line of credit to a borrowing base structure, which could limit our ability to obtain additional advances and issuances of letters of credit under this line. Under certain circumstances, these limitations could have an adverse impact on our results of operations, financial position and/or cash flows.

In the ordinary course of business, we are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and/or cash flows.

As is customary in the homebuilding industry, we often are required to provide surety bonds to secure our performance under construction contracts, development agreements and other arrangements. Our ability to obtain surety bonds primarily depends upon our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the overall capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds. If we were unable to obtain surety bonds when required, our results of operations and/or cash flows could be adversely impacted.

Further uncertainty in the mortgage lending industry, including repurchase requirements associated with HomeAmerican’s sale of mortgage loans, could negatively impact our results of operations.

We are subject to risks associated with mortgage loans, including, among others, previously originated and sold Alt-A (as defined below), and sub-prime mortgage loans (as defined below), second mortgage loans, high loan-to-value mortgage loans and jumbo mortgage loans (mortgage loans with a principal balances that exceed various thresholds in our markets). These risks may include, among other things, compliance with mortgage loan underwriting criteria and the associated homebuyers’ performance, which could require HomeAmerican to repurchase certain of those mortgage loans or provide indemnification. Repurchased mortgage loans could have a substantial impact on HomeAmerican’s results of operations, liquidity and cash flow as the existence of a defect that necessitated repurchase may require additional effort and expense incurred by HomeAmerican to cure the defect, the passage of time in order to cure or reduce the impact of an identified defect, a discounted sale of the repurchased loan due to the existence of a defect or, in the event that the loan has a defect and is non-performing, foreclosure and re-sale of the subject property.

Additionally, during 2006 and 2005, HomeAmerican originated a significant number of second mortgage loans and Alt-A loans. However, subsequent to 2006, in response to the reduced liquidity in the mortgage lending industry, we tightened our mortgage loan underwriting criteria by discontinuing Alt-A mortgage loans, second mortgage loans, sub-prime mortgage loans and Non-Agency (defined as not being FHA, VA FNMA and FHLMC eligible) mortgage loans with combined-loan-to-values in excess of 95%. We define “Alt-A” loans as loans that would otherwise qualify as prime loans except that they do not comply in all ways with the documentation standards of the government sponsored enterprise guidelines. We define “sub-prime” mortgage loans as non-government insured mortgage loans that have Fair, Isaac & Company (FICO) scores less than or equal to 620. In the event we experience a significant increase in the number of Alt-A mortgage loans originated prior to 2008 that we are required to repurchase, our results of operations and cash flows would be adversely impacted.

Our homebuilding and financial services operations have concentration risks that could impact our results of operations.

We conduct a significant portion of our business in the Arizona, Colorado and Nevada markets and have generated a disproportionate amount of our revenue in these markets. If we experience a slowdown in our operations within these markets, our results of operations and financial position in future reporting periods will continue to be negatively impacted.

There are a limited number of third-party purchasers of mortgage loans and, at any given point in time, our business may be impacted adversely if one of them was no longer able or willing to purchase mortgage loans originated by HomeAmerican. Our operations could be impacted adversely due to reduced competition and having fewer bidders for originated mortgage loans we sell, which could result in us receiving a lower price for such originated mortgage loans.

Our business is subject to numerous federal, local, state laws and regulations concerning land development, construction of homes, sales, mortgage lending, environmental and other aspects of our business. These laws and regulations could give rise to additional liabilities or expenditures, or restrictions on our business.

Our operations are subject to continuing compliance requirements mandated by applicable federal, state and local statutes, ordinances, rules and regulations, including zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws, state insurance laws, federal and state human resources laws and regulations and health and safety laws and regulations (including, but not limited to, those of the Occupational Safety & Health Administration). Various localities in which we operate have imposed (or may impose in the future) fees on developers to fund schools, road improvements and low and moderate-income housing.

From time to time, various municipalities in which our homebuilding subsidiaries operate restrict or place moratoria on the availability of utilities, including water and sewer taps. Additionally, certain jurisdictions in which our homebuilding subsidiaries operate have proposed or enacted “slow growth” or “no growth” initiatives and other measures that may restrict the number of building permits available in any given year. These initiatives or other slow or no growth measures could reduce our ability to open new subdivisions and build and sell homes in the affected markets and may create additional costs and administration requirements, which in turn could negatively impact our future home sales and results of operations. Although future conditions or governmental actions may impact our ability to obtain necessary permits or water and sewer taps, we currently believe that we have, or can obtain, water and sewer taps and building permits for our homebuilding subsidiaries’ land inventory and land held for development.

Our homebuilding operations also are affected by environmental laws and regulations pertaining to availability of water, municipal sewage treatment capacity, stormwater discharges, land use, hazardous waste disposal, dust controls, building materials, population density and preservation of endangered species, natural terrain and vegetation. Due to these considerations, our homebuilding subsidiaries generally obtain an environmental site assessment for parcels of land that they acquire. The particular environmental laws and regulations that apply to any given homebuilding project vary greatly according to a particular site’s location, the site’s environmental conditions and the present and former uses. These environmental laws may result in project delays, cause us to incur substantial compliance and other costs and/or prohibit or severely restrict homebuilding activity in certain environmentally sensitive locations.

We also are subject to rules and regulations with respect to originating, processing, selling and servicing mortgage loans, which, among other things: prohibit discrimination and establish underwriting guidelines; provide for audits and inspections; require appraisals and/or credit reports on prospective borrowers and disclosure of certain information concerning credit and settlement costs; establish maximum loan amounts; prohibit predatory lending practices; and regulate the referral of business to affiliated entities. The turmoil caused by the increasing number of defaults in subprime and other mortgages has encouraged consumer lawsuits and the investigation of financial services industry practices by governmental authorities. These investigations could include the examination of consumer lending practices, sales of mortgages to financial institutions and other investors and the practices in the financial services segments of homebuilding companies. New rules and regulations or revised interpretations of existing rules and regulations applicable to our mortgage lending operations could result in more stringent compliance standards, which may substantially increase costs of compliance. Additionally, potential changes to the Real Estate Settlement Procedures Act (RESPA) could have a significant impact on the ability of our affiliated businesses to provide services to Richmond American Homes customers, which could have a significant negative impact on our financial and operating results.

Product liability litigation and warranty claims that arise in the ordinary course of business may be costly.

As a homebuilder, we are subject to construction defect and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These types of claims can be costly. The costs of insuring against construction defect and product liability claims can be high and the amount of coverage offered by insurance companies may be limited. If we are not able to obtain adequate insurance against these claims, we may incur additional expenses that would have a negative impact on our results of operations in future reporting periods. Additionally, changes in the facts and circumstances of our pending litigation matters could have a material impact on our results of operations and cash flows in future reporting periods.

Litigation has been filed by homeowners in West Virginia against us and various subcontractors alleging a failure to install functional passive radon mitigation systems in their homes. The court has entered judgment by default in favor of these homeowners. See “Business—Legal Proceedings.”

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other income taxes. Our current audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal and, in some cases, litigation process. Although we believe our approach to determining the appropriate tax treatment is supportable, it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision or benefit and other tax liabilities. As each audit is conducted, adjustments, if any, are recorded in our Consolidated Financial Statements in the period determined. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax liabilities, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

The homebuilding industry is cyclical and affected by changes in general economic, real estate or other business conditions that could adversely affect our business or financial results.

The homebuilding industry is cyclical and is significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for homebuyers;

•	interest rates;

•	consumer confidence;

•	levels of new and existing homes for sale;

•	demographic trends; and

•	housing demand.

These may occur on a national scale, like the current downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other homebuilding companies.

An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes. High levels of foreclosures not only contribute to additional inventory available for sale, but also reduce appraisal valuations for new homes, potentially resulting in lower sales prices.

Continued military deployments in the Middle East and other overseas regions, terrorist attacks, other acts of violence or threats to national security, and any corresponding response by the United States or others, or related domestic or international instability, may adversely affect general economic conditions or cause a slowdown of the economy.

As a result of the foregoing matters, potential customers may be less willing or able to buy our homes. In the future, our pricing strategies may continue to be limited by market conditions. We may be unable to change the mix of our home offerings, reduce the costs of the homes we build or offer more affordable homes to maintain our margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers choose to not honor their contracts.

Our financial services business is closely related to our homebuilding business, as it originates mortgage loans principally to purchasers of the homes we build. A decrease in the demand for our homes because of the foregoing matters may also adversely affect the financial results of this segment of our business. An increase in the default rate on the mortgages we originate may adversely affect our ability to sell the mortgages or the pricing we receive upon the sale of mortgages or may increase our potential exposure regarding those mortgage loan sales. Because of the uncertainties inherent to these matters, actual future obligations could differ significantly from our currently estimated amounts.

Because of the seasonal nature of our business, our quarterly operating results can fluctuate.

Prior to 2007, we experienced noticeable seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, the number of homes closed and associated home sales revenue increased during the third and fourth quarters, compared with the first and second quarters. We believe that this seasonality reflected the historical tendency of homebuyers to purchase new homes in the spring with closings scheduled in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions in certain markets. During 2009, 2008 and 2007, this seasonality pattern was not as apparent in our financial or operating results. However, the extent to which our historical seasonality pattern contributed to actual 2009 and 2008 home sales and closing levels is unknown, and there can be no assurances that this seasonality pattern will be apparent in future reporting periods.

Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.

The residential construction industry experiences labor and material shortages from time to time, including: work stoppages; labor disputes and shortages in qualified trades people, insulation, drywall, concrete, steel and lumber; lack of availability of adequate utility infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured; and shortages, delays in availability, or fluctuations in prices, of building materials. These labor and material shortages can be more severe during periods of strong demand for housing or during periods in which the markets where we operate experience natural disasters that have a significant impact on existing residential and commercial structures. Additionally, we could experience labor shortages as a result of subcontractors going out of business during this recession. Any of these circumstances could give rise to delays in the start or completion of our residential communities, increase the cost of developing one or more of our residential communities and increase the construction cost of our homes. To the extent that market conditions prevent the recovery of increased costs, including, among other things, subcontracted labor, finished lots, building materials, and other resources, through higher selling prices, our Home Gross Margins and results of operations could be affected negatively.

Increased costs of lumber, framing, concrete, steel and other building materials could cause increases in construction costs and construction delays. We generally are unable to pass on increases in construction costs to customers who have already entered into sales contracts, as those sales contracts generally fix the price of the homes at the time the contracts are signed, which may be well in advance of the construction of the home. Sustained increases in construction costs may, over time, erode our Home Gross Margins, particularly if pricing competition restricts our ability to pass on any additional costs of materials or labor, thereby decreasing our Home Gross Margins.

Natural disasters could cause an increase in home construction costs, as well as delays, and could negatively impact our results of operations.

The climates and geology of many of the markets in which we operate, including California and Florida, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, heavy or prolonged precipitation, wildfires or other natural disasters or similar events occur, the financial and operating results of our business may be negatively impacted.

We are dependent on the services of key employees, and the loss of their services could hurt our business.

Our future success depends, in part, on our ability to attract, train and retain skilled personnel. If we are unable to retain our key employees or attract, train and retain other skilled personnel in the future, it could have an adverse impact on our financial and operating results.

Risks Relating to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

We have, and after consummation of this offering will continue to have, significant debt service obligations. At September 30, 2009, we had total consolidated indebtedness of approximately $1.0 billion, including approximately $13.0 million of obligations of our subsidiaries that are not guarantors to which the notes offered hereby would be structurally subordinated.

Possible Consequences:  The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

•	a substantial portion of our cash flows from operations must be used to pay principal and interest on the notes and other indebtedness, which will reduce the funds available to us for other purposes;

•	our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business; and

•	our indebtedness could make us more vulnerable in the event the downturn in our business or in general economic conditions continues.

Dependence on Future Performance:  Our ability to meet our debt service and other obligations will depend upon our future performance and we may not be able to meet such obligations. We are engaged in businesses that are substantially affected by changes in economic cycles, and our revenues and earnings vary with the level of general economic activity in the markets in which we build homes, many of which are beyond our control. Our ability to meet our debt service obligations may also be affected by changes in prevailing interest rates, as borrowings under certain of our existing credit facilities bear interest at floating rates. See “Capitalization.”

Credit Facility and Indenture Restrictions:  Our revolving credit facility and the indentures governing our outstanding notes impose restrictions on our operations and activities. The most significant restrictions relate to limitations on the disposition of assets, incurrence of additional indebtedness, making of dividends and repurchasing of shares, creation of liens, making of investments or acquisitions, engaging in mergers or consolidations or engaging in certain transactions with affiliates, and certain financial covenants. If we fail to comply with any of these restrictions or covenants, the trustees, the noteholders or the lending banks, as applicable, could cause our debt to become due and payable prior to maturity.

In addition, under our revolving credit facility, if our leverage ratio exceeds the permitted leverage ratio as of the end of two consecutive fiscal quarters (the day after the end of such second fiscal quarter, the “Term Out Date”), commitments under our revolving credit facility will be reduced by one-sixth of the total commitments every three months, reducing to zero upon the earlier of (i) 18 months after the Term Out Date and (ii) the scheduled or extended maturity date of the revolving credit facility. At September 30, 2009, we could have incurred approximately $420 million in additional indebtedness without exceeding the permitted leverage ratio.

Unavailability of Additional Funds:  In the event that internally generated funds and amounts available under our existing credit facilities are not sufficient to fund our capital expenditures and our debt service obligations, including the notes, we would be required to raise additional funds through the sale of equity securities, the refinancing of all or part of our indebtedness or the sale of assets. These alternatives are dependent upon financial, business and other general economic factors affecting us, many of which are beyond our control, and any or all of the alternatives may not be available to us. A significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing, new capital or both.

The notes will be unsecured and effectively subordinated to our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes.

The notes will be our general senior unsecured obligations, ranking equal in right of payment with our existing and any future unsubordinated indebtedness. However, because they are unsecured, the notes will be effectively junior to any of our secured indebtedness as to claims against the assets securing such indebtedness. In addition, the notes will be effectively subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes, including HomeAmerican. If the guarantors are released under their guarantees of the Specified Indebtedness (as defined by the indenture governing the terms of the notes to include our revolving credit facility and our other senior notes outstanding on the date hereof) the guarantors will also be released under their guarantees of the notes. See “Description of Notes—Guarantees.” In the event of bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. At September 30, 2009, our non-guarantor subsidiaries had approximately $13.0 million of indebtedness reflected on our consolidated balance sheet to which the notes would be structurally subordinated. The indenture governing the notes does not restrict the ability of us and our subsidiaries (including our non-guarantor subsidiaries) to incur additional unsecured indebtedness, and will permit us and our subsidiaries to incur significant amounts of additional secured indebtedness.

Our company structure may affect our ability to service our indebtedness under the notes.

Substantially all of our operations are conducted through our homebuilding subsidiaries and HomeAmerican. As a result, we are dependent upon our subsidiaries’ results of operations and rely on dividends, advances and transfers of funds from our subsidiaries to generate the funds necessary to meet our ongoing payment obligations under the notes. Our subsidiaries’ ability to pay such dividends or make such advances and transfers will be subject to, among other things, applicable state law and contractual restrictions imposed by existing and future agreements and debt instruments that we or our subsidiaries have or may enter into.

We may not be able to repurchase the notes upon a change of control repurchase event.

Upon the occurrence of a change of control repurchase event (as defined in “Description of Notes”), each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. If we experience a change of control repurchase event, we may not have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could result in defaults under our other debt agreements and have material adverse consequences for us and the holders of the notes. See “Description of Notes—Change of Control Repurchase Event.”

The interests of certain controlling shareholders may be adverse to the holders of the notes.

Larry A. Mizel, David D. Mandarich and other of our affiliates beneficially own, directly or indirectly, in the aggregate, approximately 25% of our outstanding common stock. To the extent they and their affiliates vote their shares in the same manner, their combined stock ownership may effectively give them the power to influence the election of members of our board of directors and other matters reserved for our shareholders. Circumstances may occur in which the interest of these shareholders could be in conflict with your interests. In addition, such persons may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in us, even though such transactions may involve risks to you.

Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors of the notes.

The notes will be guaranteed by certain of our existing and future domestic subsidiaries. The guarantees of the notes may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or one of a guarantor’s unpaid creditors. Under these laws, if a court were to find in a bankruptcy or reorganization case or lawsuit that, at the time any guarantor issued its guarantee of the notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and

—	it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds of the notes of the guarantee; or

—	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

—	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

—	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under such guarantee, subordinate the guarantee to that of the guarantor’s other debt or take other action detrimental to you and the guarantees of the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such case were to occur, the guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of M.D.C. Holdings, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

The indenture will contain a “savings clause” intended to limit each subsidiary guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended. In a recent case, the U.S. Bankruptcy Court in the Southern District of Florida found this kind of provision in that case to be ineffective, and held the subsidiary guarantees to be fraudulent transfers and voided them in their entirety.

An active trading market for the notes may not develop or be maintained; many factors affect the trading market and value of the notes.

The notes are a new issue of securities. There is no active public trading market for the notes. We intend to apply for listing of the notes and the guarantees on the New York Stock Exchange. However, an active trading market may not develop or be maintained for your notes, you may not be able to sell your notes and, even if you can sell your notes, you may not be able to sell them at an acceptable price.

Our credit ratings may not reflect all risks of an investment in the notes.

The credit ratings on the notes may not reflect the potential impact of all risks related to structure and other factors on the value of the notes. In addition, actual or anticipated changes in our credit ratings will generally affect the market value of the notes.

We may invest or spend the net proceeds of this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering for general corporate purposes, which may include (among other things) repayment or repurchase of other indebtedness and acquisitions. However, we will retain broad discretion over the use of the net proceeds from this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering, after deducting the underwriter’s discount and deducting commissions and offering expenses, of approximately $             million. We intend to use net proceeds from the offering for general corporate purposes, which may include (among other things) repayment or repurchase of other indebtedness and acquisitions.

CAPITALIZATION

The following table sets forth our cash and capitalization at September 30, 2009, on a historical basis and on an as adjusted basis to give effect to the sale of the notes offered hereby and the immediate application of the estimated proceeds therefrom as described under “Use of Proceeds.”

	September 30, 2009
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$1,448,875	$

Marketable securities	$151,260		$151,260

Debt:
Corporate and homebuilding
7% Senior Notes due 2012	$149,413		$149,413
5 1/2% Senior Notes due 2013	349,617		349,617
5 3/8% Medium-Term Senior Notes due 2014	249,063		249,063
5 3/8% Medium-Term Senior Notes due 2015	249,779		249,779
Senior Notes offered hereby	–
Homebuilding line of credit (1)	–		–

Total corporate and homebuilding debt	997,872
Mortgage repurchase facility (2)	13,010		13,010

Total debt	1,010,882

Total stockholders’ equity	954,268		954,268

Total capitalization	$1,965,150	$

(1)	We have total aggregate commitments of $100.0 million under our senior unsecured revolving credit facility. As of September 30, 2009, we had no borrowings and $22.6 million in letters of credit outstanding.
See “Description of Certain Other Indebtedness—Senior Unsecured Credit Facility.”
(2)	We have total aggregate commitments of $70.0 million under our mortgage repurchase facility. See “Description of Certain Other Indebtedness—Mortgage Repurchase Facility.”

BUSINESS

M.D.C. Holdings, Inc. is a Delaware corporation. We have two primary operations, homebuilding and financial services. Our homebuilding operations consist of wholly-owned subsidiary companies that generally purchase finished lots for the construction and sale of single-family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our homebuilding operations are comprised of many homebuilding subdivisions that we consider to be our operating segments. Homebuilding subdivisions in a given market are aggregated into reportable segments as follows: (1) West (Arizona, California and Nevada); (2) Mountain (Colorado and Utah); (3) East (Maryland, Virginia, which includes Virginia and West Virginia, and Delaware Valley, which includes Pennsylvania, Delaware and New Jersey); and (4) Other Homebuilding (Florida and Illinois, although we began our exit of the Illinois market during the 2008 third quarter).

Our Financial Services and Other segment consists of HomeAmerican Mortgage Corporation (“HomeAmerican”), which originates mortgage loans primarily for our homebuyers, American Home Insurance Agency, Inc. (“American Home Insurance”), which offers third-party insurance products to our homebuyers, and American Home Title and Escrow Company (“American Home Title”), which provides title agency services to the Company and our homebuyers in Colorado, Florida, Maryland, Nevada, Virginia and West Virginia. This segment also includes Allegiant Insurance Company, Inc., A Risk Retention Group (“Allegiant”), which provides to its customers, primarily many of our homebuilding subsidiaries and certain subcontractors of these homebuilding subsidiaries, general liability coverage for construction work performed associated with closed homes, and StarAmerican Insurance Ltd. (“StarAmerican”), a Hawaii corporation and a wholly-owned subsidiary of MDC. StarAmerican has agreed to re-insure: (1) all claims pursuant to two policies issued to the Company by a third-party; and (2) pursuant to agreements beginning in June 2004, all Allegiant claims in excess of $50,000 per occurrence, up to $3.0 million per occurrence, subject to various aggregate limits, not to exceed $18.0 million per year through June 30, 2009. Effective July 1, 2009, StarAmerican re-insures Allegiant for all claims in excess of $50,000 per occurrence, up to $3.0 million per occurrence, subject to various aggregate limits, not to exceed $6.0 million per year.

Homebuilding Operations

Our homebuilding subsidiaries sell and close homes in geographically diverse markets. Our home sales revenue for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 is set forth in the table below for each market within our homebuilding segments (dollars in thousands).

	Total Homes Sales Revenue					Percent of Total
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2009	2008	2008	2007	2006
Arizona	$98,358	$228,988	$284,279	$702,418	$980,409	18%	21%	21%	26%	21%
California	78,358	199,462	253,400	588,562	998,471	15%	18%	19%	21%	21%
Nevada	60,690	157,533	193,640	385,751	872,970	11%	15%	14%	14%	19%

West	237,406	585,983	731,319	1,676,731	2,851,850	44%	54%	54%	61%	61%

Colorado	121,116	154,506	202,882	284,419	450,392	23%	14%	15%	10%	10%
Utah	40,151	72,253	89,500	255,273	277,743	7%	7%	6%	9%	6%

Mountain	161,267	226,759	292,382	539,692	728,135	30%	21%	21%	19%	16%

Delaware Valley (1)	17,557	30,700	36,986	80,057	80,966	3%	3%	2%	3%	2%
Maryland	36,482	68,927	89,504	149,917	246,492	7%	6%	7%	6%	5%
Virginia	58,750	91,561	116,867	167,194	378,373	11%	9%	9%	6%	8%

East (1)	112,789	191,188	243,357	397,168	705,831	21%	18%	18%	15%	15%

Florida	30,728	61,050	80,132	129,880	262,209	6%	6%	6%	5%	6%
Illinois	6,887	20,870	25,742	39,126	63,925	1%	2%	2%	1%	1%
Texas	–	–	–	3,369	65,560	0%	0%	0%	0%	1%

Other Homebuilding (1)	37,615	81,920	105,874	172,375	391,694	7%	8%	8%	6%	8%

Intercompany adjustments	(9,725)	(11,222)	(14,784)	(19,985)	(26,954)	-2%	-1%	-1%	-1%	0%

Total	$539,352	$1,074,629	$1,358,148	$2,765,981	$4,650,556	100%	100%	100%	100%	100%

(1)	During the 2009 first quarter, we changed the composition of our reportable segments by reclassifying the Delaware Valley market from the Other Homebuilding segment to the East segment. As a result, home sales revenue of $36,986, $80,057 and $80,966 for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from Other Homebuilding to East to conform to the current presentation.

Economies of Scale.  We believe that, notwithstanding the substantial reduction in the size of our homebuilding business, our scale of operations has afforded us benefits such as:

•	the ability to sustain operations in most of our markets (although we may choose not to do so);

•	the ability to negotiate volume contracts with material suppliers and subcontractors;

•	access to affordable insurance coverage; and

•	access to lower cost capital.

Operating Divisions.  In our homebuilding segments, our primary functions include land acquisition and development, home construction purchasing, sales and marketing, and customer service. Operating decisions are made on a subdivision-by-subdivision basis under the oversight of our Chief Operating Decision Makers (“CODMs”), defined as our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Generally, each operating division consists of a division president; land procurement, sales, construction, customer service, finance, purchasing, and office staff. The Company’s organizational structure (i.e. the grouping and reporting of subdivisions and divisions) changes based upon the current needs of the Company. At September 30, 2009 and December 31, 2008, we had 9 and 10 homebuilding operating divisions, respectively. Officers of our divisions generally receive performance-related bonuses based upon achieving targeted financial and operational results in their respective operating divisions.

Corporate Management.  We manage our homebuilding business primarily through members of senior management in our Corporate segment and our Asset Management Committees (“AMCs”). Each AMC is comprised of the COO and two of the Company’s corporate officers or employees. One of the AMCs reviews and approves all subdivision acquisition transactions in accordance with land resource allocation decisions made by the CODMs. Land acquisition transactions may not proceed without approval by that AMC and/or our CODMs. Generally, the role of our senior management team and/or AMC includes:

•	review and approval of division business plans and budgets;

•	oversight of land and home inventory levels;

•	review of major personnel decisions; and

•	review of capital allocation decisions.

Additionally, our corporate executives and corporate and national departments generally are responsible for establishing and monitoring compliance with our policies and procedures. Among other things, the corporate office has primary responsibility for:

•	asset management and capital allocation;

•	treasury;

•	risk management;

•	merchandising and marketing;

•	purchasing;

•	accounting and internal audit functions;

•	legal matters;

•	human resources and payroll;

•	information technology; and

•	training and development.

Housing.  Generally, we build single-family detached homes in a number of standardized series, designed to provide variety in the size and style of homes for our potential homebuyers. Within each series, we build several different floor plans offering standard and optional features (such as upgraded appliances, cabinetry, flooring, etc.). Differences in sales prices of similar models from market-to-market depend primarily upon different costs (e.g. land acquisition costs), homebuyer demand, home prices offered by our competitors, market conditions impacting our sub-markets such as home foreclosure levels, location, optional features and design specifications. The series of homes offered at a particular location is based on perceived customer preferences, lot size, the area’s demographics and, in certain cases, the requirements of major land sellers and local municipalities.

We seek to maintain limited levels of inventories of unsold homes in our markets. Unsold homes in various stages of completion allow us to meet the immediate and near-term demands of prospective homebuyers. In our efforts to mitigate the risk of carrying excess inventory, we have developed procedures through which we attempt to control the number of our unsold homes under construction and the number of homes in inventory due to home order cancellations. The table below shows the stage of construction for our homes completed or under construction, number of sold homes under construction and model homes (in units).

	September 30,		December 31
	2009	2008	2008	2007	2006
Unsold Homes Under Construction - Final	19	364	451	515	476
Unsold Homes Under Construction - Frame	298	495	329	656	573
Unsold Homes Under Construction - Foundation	226	123	41	229	400

Total Unsold Homes Under Construction	543	982	821	1,400	1,449
Sold Homes Under Construction	1,073	852	409	1,350	2,430
Model Homes	215	428	387	730	757

Homes Completed or Under Construction	1,831	2,262	1,617	3,480	4,636

Land Acquisition and Development.  We acquire our lots with the intention of constructing and selling homes on the acquired land. Generally, we purchase finished lots using option contracts, in phases or in bulk for cash. On a limited basis, we acquire entitled land for development into finished lots when we believe that the risk is justified. In making land purchases, we consider a number of factors, including projected rates of return, estimated Home Gross Margins (defined as home sales revenue less home cost of sales as a percent of home sales revenue), sales prices of the homes to be built, population and employment growth patterns, proximity to developed areas, estimated costs of development, estimated levels of competition and demographic trends. Generally, we acquire finished lots and land for development only in areas that will have, among other things, available building permits, utilities and suitable zoning. We attempt to maintain a supply of finished lots sufficient to enable us to start homes promptly after a contract for a home sale is executed. See “Risk Factors—Risks Relating to Our Business—If land is not available at reasonable prices, our homes sales revenue and results of operations could be negatively impacted and/or we could be required to scale back our operations in a given market.”

In our option contracts, we generally obtain the right to purchase lots in consideration for an option deposit in the form of cash or letters of credit. In the event we elect not to purchase the lots within a specified period of time, we may be required to forfeit the option deposit. Our option contracts generally do not contain provisions requiring our specific performance. During the nine months ended September 30, 2009 and years ended December 31, 2008 and 2007, we wrote-off lot option deposits and pre-acquisition costs of $1.5 million, $6.7 million and $23.4 million, respectively, which have been included in other operating expenses in the Consolidated Statements of Operations. At September 30, 2009, we had the right to acquire 8,590 lots under option contracts, with non-refundable cash and letters of credit option deposits of $5.4 million and $2.7 million at risk.

From time to time, we may own or have the right under option contracts to acquire undeveloped parcels of real estate that we intend to develop into finished lots. We develop our land in phases in order to limit our risk in a particular subdivision and to efficiently employ available resources. Building permits and utilities are available and zoning is suitable for the current intended use of substantially all of our undeveloped land. When developed, these lots generally will be used in our homebuilding activities. See “Forward-Looking Statements” above.

The table below shows the carrying value of land and land under development, by homebuilding segment, at September 30, 2009 and 2008 and December 31, 2008, 2007 and 2006 (in thousands).

	September 30,		December 31,
	2009	2008	2008	2007	2006
West	$49,504	$55,494	$58,244	$226,621	$980,666
Mountain	93,743	134,163	109,578	205,983	282,063
East (1)	27,657	55,809	46,928	100,350	214,972
Other Homebuilding (1)	6,984	8,894	7,072	21,382	97,457

Total	$177,888	$254,360	$221,822	$554,336	$1,575,158

(1)	During the 2009 first quarter, we changed the composition of our reportable segments by reclassifying the Delaware Valley market from the Other Homebuilding segment to the East segment. As a result, carrying value of land and land under development of $3,755, $13,232 and $29,345 for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from Other Homebuilding to East to conform to the current presentation.

The table below shows the number of lots owned and controlled under option (excluding lots in housing completed or under construction), by homebuilding segment, at September 30, 2009 and 2008 and December 31, 2008, 2007 and 2006 (in units).

	September 30,		December 31,
	2009	2008	2008	2007	2006
Lots Owned
West	2,730	3,419	3,408	6,009	11,917
Mountain	2,814	3,369	3,239	3,855	4,664
East (1)	383	565	532	822	1,436
Other Homebuilding (1)	337	409	398	829	1,393

Total	6,264	7,762	7,577	11,515	19,410

Lots Controlled Under Option
West	546	681	716	673	1,381
Mountain	675	183	184	262	892
East (2)	806	1,481	987	2,196	4,024
Other Homebuilding (2)	299	407	471	484	1,800

Total	2,326	2,752	2,358	3,615	8,097

Total Lots Owned and Controlled	8,590	10,514	9,935	15,130	27,507

(1)	During the 2009 first quarter, we changed the composition of our reportable segments by reclassifying the Delaware Valley market from the Other Homebuilding segment to the East segment. As a result, lots owned of 115, 151 and 265 for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from Other Homebuilding to East to conform to the current presentation.
(2)	During the 2009 first quarter, we changed the composition of our reportable segments by reclassifying the Delaware Valley market from the Other Homebuilding segment to the East segment. As a result, lots controlled under option of 40, 327 and 683 for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from Other Homebuilding to East to conform to the current presentation.

The table below shows the amount of non-refundable option deposits (in thousands).

	September 30,		December 31,
	2009	2008	2008	2007	2006
Cash	$5,430	$5,004	$5,145	$6,292	$20,228
Letters of Credit	2,702	4,913	4,358	6,547	14,224

Total Non-refundable Option Deposits	$8,132	$9,917	$9,503	$12,839	$34,452

Labor and Raw Materials.  For the most part, materials used in our homebuilding operations are standard items carried by major suppliers. We generally contract for our materials and labor at a fixed price for the anticipated construction period of our homes. This allows us to mitigate the risks associated with increases in building materials and labor costs between the time construction begins on a home and the time it is closed. Increases in the cost of building materials and subcontracted labor may reduce Home Gross Margins to the extent that market conditions prevent the recovery of increased costs through higher home sales prices. From time to time and to varying degrees, we may experience shortages in the availability of building materials and/or labor in each of our markets. These shortages and delays may result in delays in the delivery of homes under construction, reduced Home Gross Margins, or both. See “Risk Factors—Risks Relating to Our Business—Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.”

Warranty.  Our homes are sold with limited third-party warranties that generally provide for ten years of structural coverage (“structural warranty”), two years of coverage for plumbing, electrical, heating, ventilation and air conditioning systems, and one year of coverage for workmanship and materials. Under our agreement with the issuer of the third-party warranties, we are responsible for performing all of the work for the first two years of the warranty coverage, and substantially all of the work required to be performed during years three through ten of the warranties. As a result, warranty reserves are established as homes close on a house-by-house basis in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Reserves for warranty-related work are determined based upon historical experience with respect to similar home styles and geographical areas. Certain factors are considered in determining the per-house reserve amount, including: (1) trends in the historical warranty payment levels, including the historical amount paid as a percent of home construction costs; (2) the historical range of amounts paid per house; (3) any warranty expenditures included in (1) and (2) not considered to be normal and recurring; (4) improvements in quality control and construction techniques expected to impact future warranty expenditures; and (5) expertise of division personnel.

Seasonal Nature of Business.  Prior to 2007, we experienced noticeable seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, the number of homes closed and associated home sales revenue increased during the third and fourth quarters, compared with the first and second quarters. We believe that this seasonality reflected the historical tendency of homebuyers to purchase new homes in the spring with closings scheduled in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions in certain markets. During 2009, 2008 and 2007, this seasonality pattern was not as apparent in our financial or operating results. However, the extent to which our historical seasonality pattern contributed to actual 2009 and 2008 home sales and closing levels is unknown, and there can be no assurances that this seasonality pattern will be apparent in future reporting periods.

Backlog.  At September 30, 2009 and 2008 and December 31, 2008 and 2007, our Backlog (homes under contract but not yet delivered) totaled 1,298, 1,127, 533 and 1,947, respectively, with an estimated sales value of $383 million, $364 million, $173 million and $650 million, respectively. Our Cancellation Rates (as defined below) were 22% and 43% for the nine months ended September 30, 2009 and 2008, respectively, and 45% and 48% for the years ended December 31, 2008 and 2007, respectively. We define our home order “Cancellation Rate” as the approximate number of cancelled home order contracts during a reporting period as a percent of total home order contracts received during such reporting period. We anticipate that homes in Backlog at September 30, 2009 will close within the next twelve months under their existing home order contracts or through the replacement of an existing contract with a new home order contract. The estimated Backlog sales value at September 30, 2009 may be impacted by, among other things, subsequent home order cancellations and incentives provided after contract but prior to closing. See “Risk Factors—Risks Relating to Our Business—Increases in our Cancellation Rate could have a negative impact on our Home Gross Margins and home sales revenue.”

The table below discloses our Backlog for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007 for each market within our homebuilding segments (dollars in thousands).

	September 30,		Increase (Decrease)		December 31,		Increase (Decrease)
	2009	2008	Amount	%	2008	2007	Amount	%
Backlog (Units)
Arizona	252	346	(94)	-27%	158	592	(434)	-73%
California	120	125	(5)	-4%	49	203	(154)	-76%
Nevada	221	155	66	43%	53	307	(254)	-83%

West	593	626	(33)	-5%	260	1,102	(842)	-76%

Colorado	246	155	91	59%	72	213	(141)	-66%
Utah	135	69	66	96%	42	178	(136)	-76%

Mountain	381	224	157	70%	114	391	(277)	-71%

Delaware Valley (1)	31	38	(7)	-18%	27	57	(30)	-53%
Maryland	112	88	24	27%	58	126	(68)	-54%
Virginia	94	53	41	77%	36	100	(64)	-64%

East (1)	237	179	58	32%	121	283	(162)	-57%

Florida	87	86	1	1%	35	125	(90)	-72%
Illinois	–	12	(12)	-100%	3	46	(43)	-93%

Other Homebuilding (1)	87	98	(11)	-11%	38	171	(133)	-78%

Total	1,298	1,127	171	15%	533	1,947	(1,414)	-73%

Estimated Backlog Sales Value	$383,000	$364,000	$19,000	5%	$173,000	$650,000	$(477,000)	-73%

Estimated Average Sales Price in Backlog	$295.1	$323.0	$(27.9)	-9%	$324.6	$333.8	$(9.2)	-3%

(1)	During the 2009 first quarter, we changed the composition of our reportable segments by reclassifying the Delaware Valley market from the Other Homebuilding segment to the East segment. As a result, units in Backlog of 27 and 57 for the years ended December 31, 2008 and 2007, respectively, have been reclassified from Other Homebuilding to East to conform to the current presentation.

Backlog in our Mountain, East and Other Homebuilding segments at September 30, 2009 increased from September 30, 2008, primarily resulting from increased levels of net order for homes during the 2009 third quarter, compared with the same period during 2008. Additionally, while Backlog at September 30, 2009 was lower for our West segment, we did see improvements in the Nevada market of this segment. Contributing to the overall improvement in our September Backlog were significant efforts to increase traffic in our active subdivisions and generate sales through various advertising and sales promotions. This included a Company initiated sales program during the 2009 third quarter which focused on offering low mortgage interest rates and the impending expiration of the federal homebuyer tax credit. The estimated Backlog sales value also increased from $364 million at September 30, 2008 to $383 million at September 30, 2009, due to the 15% increase in the number of homes in Backlog, partially offset by a 9% decrease in the estimated average selling price of homes in Backlog.

Customer Service and Quality Control.  Our homebuilding divisions are responsible for pre-closing quality control inspections and responding to customers’ post-closing needs. We have a product service and quality control program, focused on making improvements in our customers’ complete home buying and homeownership experience.

Marketing and Sales.  We evaluate our marketing and sales programs and initiatives in order to target homebuyers in a cost effective manner. To communicate our Richmond American Homes brand and sales promotions, we have a centralized in-house advertising and marketing department that controls and monitors the communication of the Company’s brand and promotion efforts. The main objective of this department is to direct potential homebuyers to our sales offices, Home Galleries and Homebuyer Resource Centers through our richmondamerican.com website and various advertising outlets. In addition, our in-house corporate communications team manages our public relations and employee communications, and maintains our website.

To complement our marketing efforts, our in-house merchandising team furnishes our model homes and sales offices with the objective of providing a consistent presentation in developing our Richmond American Homes brand.

Our home sales strategy is directed at communicating the inherent value of our homes to our prospective homebuyers and distinguishing our product and pricing (including incentives) from that of our competitors or other home buying opportunities. In the sales process, we negotiate the terms of a home sales contract with a prospective homebuyer, including base sales price, any options and upgrades (such as upgraded appliances, cabinetry, flooring, etc.), and any home sales incentives. Our incentives generally come in the form of: (1) discounts on the sales price of the home; (2) homebuyer closing cost assistance paid by Richmond American Homes to a third-party; (3) mortgage loan origination fees paid by Richmond American Homes to HomeAmerican; and (4) interest rate buydowns by HomeAmerican in mortgage loan originations offered to our homebuyers. The combination of incentives offered to prospective homebuyers may vary from subdivision-to-subdivision and from home-to-home, and may be revised during the home closing process based upon homebuyer preferences or upon changes in market conditions, such as changes in our competitors’ pricing. Additionally, our home sales strategy also includes deploying capital to build limited supplies of new, more affordable inventory with the requirement that the construction of these homes stops at drywall. This allows our potential homebuyers to have the opportunity to personalize the homes with upgrades from one of our Home Galleries or design centers. We believe that this strategy will help us to turn our inventories more quickly while we maintain Home Gross Margins similar to those received for a build-to-order home. See “Forward-Looking Statements.”

Home Gallery and Design Center.  Another important part of our marketing presentation takes place in our design centers, which are located in most of our homebuilding markets. Homebuyers are able to customize certain features of their homes by selecting from a variety of options and upgrades. Our Home Gallery concept provides sales support and customized options for prospective homebuyers to personalize their new homes. These retail locations also serve as a resource to homebuyers who are interested in purchasing a new home from us. Prospective homebuyers can receive individualized attention from a trained team of new home specialists, resulting in a more focused, efficient home search.

Competition.  The homebuilding industry is fragmented and highly competitive. The competitive nature of our business is described in more detail in “Risk Factors—Risks Relating to our Business—Increased competition levels in the homebuilding and mortgage lending industries could result in lower net home orders, closings and decreases in the average selling prices of sold and closed homes, which could have a negative impact on our home sales revenue and results of operations.”

Regulation.  Our homebuilding operations are subject to compliance with applicable laws and regulations, which are described in more detail in “Risk Factors—Risks Relating to our Business—Our business is subject to numerous federal, local, state laws and regulations concerning land development, construction of homes, sales, mortgage lending, environmental and other aspects of our business. These laws and regulations could give rise to additional liabilities or expenditures, or restrictions on our business.”

Performance Bonds and Letters of Credit.  We are often required to obtain performance bonds and/or letters of credit in support of our obligations primarily for land development and subdivision improvements, homeowner association dues and start-up expenses, warranty work, contractor license fees and earnest money deposits. At September 30, 2009 and December 31, 2008, we had outstanding performance bonds totaling $122.4 million and $172.3 million, respectively, and letters of credit totaling $27.7 million and $37.4 million, respectively, including $4.4 million and $9.1 million, respectively, issued by HomeAmerican. In the event performance bonds or letters of credit issued by third-parties are called, our indemnity obligations could require us to reimburse the issuer of the performance bond or letter of credit. See “Risk Factors—Risks Relating to our Business—In the ordinary course of business, we are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and/or cash flows.”

In certain states, we are restricted from using earnest money deposits (“Deposits”) for general purposes, unless we take measures to release state imposed restrictions on the Deposits received from homebuyers in conjunction with home sales, which may include posting blanket security bonds. In this regard, at September 30, 2009 and December 31, 2008, we had $4.5 million and $4.5 million, respectively, outstanding in blanket security bonds used to release restrictions on certain Deposits. Additionally, we had $0.9 million and $0.7 million in restricted cash related to Deposits at September 30, 2009 and December 31, 2008, respectively. We monitor the amount of Deposits we hold in certain states to confirm that our blanket security bonds exceed the amount of the Deposits.

Financial Services and Other Segment

Mortgage Lending Operations

General.  HomeAmerican is a full-service mortgage lender and the principal originator of mortgage loans for our homebuyers. HomeAmerican has a centralized loan processing center where it originates mortgage loans primarily for our homebuyers. HomeAmerican also brokers mortgage loans for origination by outside lending institutions for our homebuyers.

HomeAmerican is authorized to originate Federal Housing Administration-insured (“FHA”), Veterans Administration-guaranteed (“VA”), Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) (together “the government sponsored entities”) and other private investor mortgage loans. HomeAmerican also is an authorized loan servicer for Fannie Mae and Freddie Mac and, as such, is subject to the rules and regulations of these entities.

Effective November 12, 2008, we began to use HomeAmerican’s mortgage repurchase facility, in addition to Company generated funds, to finance the origination of mortgage loans until they are sold. Prior to November 12, 2008, we used HomeAmerican’s secured warehouse line of credit and Company generated funds to finance the origination of mortgage loans until they are sold. HomeAmerican generally sells originated mortgage loans to third-party purchasers on either a bulk or flow basis. Mortgage loans sold on a bulk basis generally include the sale of a package of substantially similar originated mortgage loans, while sales of mortgage loans on a flow basis generally are completed as HomeAmerican originates each loan. Mortgage loans sold to third-party purchasers generally include HomeAmerican’s representations and warranties with respect to certain borrower payment defaults, credit quality issues and/or misrepresentations on the part of us or our homebuyers. Substantially all of the mortgage loans originated by HomeAmerican are sold to third-party purchasers within 45 days of origination.

Concurrent with the sale of mortgage loans to third-party purchasers, HomeAmerican generally sells the rights to service those loans. HomeAmerican’s portfolio of mortgage loan servicing for others at September 30, 2009 and December 31, 2008 consisted of 600 and 659 mortgage loans, respectively, with an unpaid principal balance of approximately $85.4 million and $89.7 million, respectively, and did not contribute significantly to our results of operations.

Historically, a substantial portion of mortgage loans originated by HomeAmerican have been sold to Countrywide Home Loans, Inc. and its affiliates (“Countrywide”). During the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2006, HomeAmerican sold approximately 14%, 23%,

51% and 54%, respectively, of the mortgage loans it originated to Countrywide. During the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, HomeAmerican increased the volume of loans sold to Wells Fargo Funding, Inc. to approximately 59%, 59% and 23% of mortgage loans sold during those periods, respectively. Additionally, during the nine months ended September 30, 2009 and the year ended December 31, 2008, HomeAmerican increased the volume of mortgage loans sold to Chase Manhattan Mortgage Corporation and its affiliates to approximately 14% and 13%, respectively.

Pipeline.  HomeAmerican’s mortgage loans in process that had not closed (the “Pipeline”) at September 30, 2009 and December 31, 2008 had an aggregate principal balance of approximately $219.4 million and $29.7 million, respectively, of which $179.8 million and $25.2 million, respectively, were under interest rate lock commitments (“IRLC”) at an average interest rate of 4.81% and 4.96%, respectively. In addition, HomeAmerican had $42.7 million and $68.6 million of mortgage loans held-for-sale at September 30, 2009 and December 31, 2008, respectively. HomeAmerican uses forward sales of mortgage-backed securities and commitments to sell whole loans to hedge the interest rate risk inherent in the IRLC and its loan inventory held-for-sale. See “Forward-Looking Statements.”

Forward Sales Commitments.  HomeAmerican is exposed to market risks related to fluctuations in interest rates due to its mortgage loan inventory. Derivative instruments used in the normal course of business by HomeAmerican include forward sales of mortgage-backed securities, commitments to sell whole loans and commitments to originate mortgage loans. HomeAmerican utilizes forward mortgage securities contracts to manage the price risk due to fluctuations in interest rates on our mortgage loans owned and the IRLC. Such contracts are the only significant financial derivative instruments used by us and generally are settled within 60 days of origination. Due to this economic hedging activity, we believe the market risk associated with HomeAmerican’s mortgages is limited. Reported gains on sales of mortgage loans may vary significantly from period to period depending on the volatility in the interest rate market. See “Forward-Looking Statements.”

Competition.  The mortgage industry is fragmented and highly competitive. The competitive nature of our business is described in more detail in “Risk Factors—Risks Relating to our Business—Increased competition levels in the homebuilding and mortgage lending industries could result in lower net home orders, closings and decreases in the average selling prices of sold and closed homes, which could have a negative impact on our home sales revenue and results of operations.”

Regulation.  Our mortgage lending operations are subject to compliance with applicable laws and regulations, which are described in more detail in “Risk Factors—Risks Relating to our Business—Our business is subject to numerous federal, local, state laws and regulations concerning land development, construction of homes, sales, mortgage lending, environmental and other aspects of our business. These laws and regulations could give rise to additional liabilities or expenditures, or restrictions on our business.”

Insurance Operations

Our insurance operations consist of three businesses: (1) Allegiant; (2) StarAmerican; and (3) American Home Insurance.

Allegiant and StarAmerican were formed to provide insurance coverage for homebuilding risks which we believed insurance coverage was either too difficult or too expensive to obtain. Allegiant was organized as a risk retention group under the Federal Liability Risk Retention Act of 1981. Allegiant, which began operations in June of 2004, is licensed as a Class 3 Stock Insurance Company by the Division of Insurance of the State of Hawaii and is subject primarily to the regulations of its state of incorporation. Allegiant generates revenue by providing to its customers, primarily certain subcontractors of MDC’s homebuilding subsidiaries, general liability coverage during the construction of the Company’s homes and for work performed in completed subdivisions. Allegiant seeks to provide to its customers coverage and insurance rates that are competitive with other insurers.

StarAmerican is a single parent captive insurance company licensed by the Division of Insurance of the State of Hawaii and is a wholly owned subsidiary of MDC. Pursuant to agreements beginning in June 2004, StarAmerican re-insures Allegiant for all claims in excess of $50,000 per occurrence up to $3.0 million per occurrence, subject to various aggregate limits, which do not exceed $18.0 million per year. Effective July 1, 2009, StarAmerican re-insures Allegiant for all claims in excess of $50,000 per occurrence, up to $3.0 million per occurrence, subject to various aggregate limits, not to exceed $6.0 million per year.

Allegiant and StarAmerican incur expenses for losses and loss adjustments based on actuarial studies that include known facts and interpretations of circumstances, including the Company’s experience with similar insurance cases and historical trends involving insurance claim payment patterns, pending levels of unpaid insurance claims, mix or concentration of home styles, claim severity, claim frequency patterns such as those caused by natural disasters, fires, or accidents, depending on the business conducted, and changing regulatory and legal environments.

Regulations.  Allegiant and StarAmerican are licensed in the State of Hawaii and, therefore, are subject to regulation by the Hawaii Insurance Division. This regulation includes restrictions and oversight regarding: types of insurance provided; investment options; required capital and surplus; financial and information reporting; use of auditors, actuaries and other service providers; periodic examinations; and other operational items. As insurance companies organized under Hawaii’s insurance laws, Allegiant and StarAmerican are subject to fewer regulations than non-captive insurance companies. As a risk retention group, Allegiant also is registered in other states where certain MDC subsidiaries do business. Allegiant must pay premium taxes and may be required to comply with certain financial and information reporting requirements of the insurance departments in these additional states.

American Home Insurance is an insurance agency, which provides homebuyers with personal property and casualty insurance products in the same markets as our homebuilding subsidiaries.

Title Operations

American Home Title provides title agency services to us and our homebuyers in Colorado, Florida, Maryland, Nevada and Virginia.

Employees

The table below summarizes the approximate number of employees for our homebuilding, Financial Services and Other and Corporate segments at September 30, 2009 and December 31, 2008 and 2007.

	September 30, 2009	December 31,
		2008	2007
Homebuilding segments	727	932	1,700
Financial Services and Other	97	102	180
Corporate	253	241	290

Consolidated	1,077	1,275	2,170

Legal Proceedings

Because of the nature of the homebuilding business, we and certain of our subsidiaries and affiliates have been named as defendants in various claims, complaints and other legal actions arising in the ordinary course of business, including product liability claims and claims associated with the sale and financing of our homes. In the opinion of management, the outcome of these matters will not have a material adverse effect upon our financial condition, results of operations or cash flows.

Litigation has been filed by homeowners in West Virginia against MDC, its subsidiary Richmond American Homes of West Virginia, Inc. (“RAH West Virginia”) and various subcontractors alleging a failure to install functional passive radon mitigation systems in their homes. The plaintiffs seek compensatory and punitive damages and medical monitoring costs for alleged negligent construction, failure to warn, breach of warranty or contract, breach of implied warranty of habitability, fraud, and intentional and negligent infliction of emotional distress based upon alleged exposure to radon gas. The litigation consists of the following actions:

Joy, et al. v. Richmond American Homes of West Virginia, Inc., et al., No. 08-C-204, Circuit Court of Jefferson County, West Virginia (“Joy”). This action was filed on May 16, 2008, by sixty-six plaintiffs from sixteen households. The Company and RAH West Virginia have answered and asserted claims against the subcontractors for contractual and implied indemnity and contribution. The action is currently set for trial in April 2010.

Bauer, et al. v. Richmond American Homes of West Virginia, Inc., et al., No. 08-C-431, Circuit Court of Jefferson County, West Virginia (“Bauer”). This action was filed on October 24, 2008, by eighty-six plaintiffs from twenty-one households. This action has been consolidated for discovery and pre-trial proceedings with the Joy action.

Saliba, et al. v. Richmond American Homes of West Virginia, Inc., et al., No. 08-C-447, Circuit Court, Jefferson County, West Virginia (“Saliba”). This action was filed on November 7, 2008, by thirty-five plaintiffs from nine households. This action has been consolidated for discovery and pre-trial proceedings with the Joy action.

By orders dated November 4 and 18, 2009, the court granted the plaintiffs’ motion for default judgment against the Company and RAH West Virginia, motion to strike the defendants’ answers and motion for sanctions. The damages are to be determined in a subsequent jury trial. The damages trial in the Joy case has been scheduled for April 2010. At this time, MDC and RAH West Virginia are unsure whether the court’s action pertains to only the Joy case or also to the Bauer and Saliba cases.

On December 4, 2009, the court entered an order amending its prior order, which had restricted the parties from making statements elaborating on the facts or theories of the cases. The amended order now permits disclosures required by or in accordance with law.

On December 7, 2009, MDC and RAH West Virginia filed with the West Virginia Supreme Court of Appeals a motion seeking to stay the proceedings and a petition for writ of prohibition to vacate the default judgment. The motion to stay the proceedings was denied by the West Virginia Supreme Court of Appeals on December 17, 2009.

MDC and RAH West Virginia believe that they have meritorious defenses to each of the lawsuits and intend to vigorously defend the actions.

We can give no assurance as to the final outcomes of these cases, or whether they would have a material adverse effect on our financial condition, results of operations or cash flows.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Senior Unsecured Credit Facility

Overview

We have a senior unsecured revolving credit facility, which is available for revolving loans and letters of credit. Effective September 16, 2009, the aggregate commitment under the facility was reduced from $800 million to $100 million. Up to the entire amount of the reduced facility may be used for letters of credit. The commitment was reduced as we believe that we do not need the full borrowing capacity of the facility to meet our liquidity needs. As of September 30, 2009, we had no borrowings and $22.6 million in letters of credit outstanding.

Maturity; Prepayments

The facility will mature on March 21, 2011. The facility is subject to a partial mandatory prepayment. If either (i) for any reason at any time the principal amount of all advances under the facility plus the aggregate undrawn face amount of all outstanding letters of credit plus paid and unreimbursed advances on letters of credit exceed the aggregate commitment under the facility, or (ii) at any time at which we do not have an investment grade rating from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, the aggregate principal amount of all consolidated senior debt borrowings exceeds the borrowing base (determined as of the applicable date), the prepayment shall be in the amount of such excess.

Guarantees

Our obligations under the senior unsecured revolving credit facility are guaranteed by each of our subsidiaries (other than agreed upon non-guarantor subsidiaries designated as such pursuant to the facility). The facility and the guarantees thereunder are not secured by any of our or our guarantor subsidiaries’ assets.

Interest

At our election, the interest rates per annum applicable to loans, if any, under the senior unsecured revolving credit facility are based on a fluctuating rate of interest measured by reference to either (1) the London inter-bank offered rate, or LIBOR, plus a borrowing margin, or (2) an alternate base rate, or ABR, plus a borrowing margin. The level of the margins depends on the ratings of our senior unsecured debt and on our leverage ratio.

Fees

We pay certain fees with respect to the senior unsecured revolving credit facility, including (1) fees payable quarterly, on the unused commitments of the lenders, (2) letter of credit fees equal to the then applicable spread over LIBOR in effect from time to time under the facility on the aggregate amount available to be drawn under outstanding letters of credit, payable quarterly, and (3) customary issuance and administration fees. The unused commitment fees and the spread over LIBOR depend on the ratings of our senior unsecured debt and on our leverage ratio.

Covenants

Our senior unsecured revolving credit facility contains a number of customary affirmative and negative covenants that, among other things, limit or restrict our ability and the ability of the guarantors to dispose of assets, incur additional indebtedness, make dividends and repurchase shares, create liens, make investments or acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates.

The facility contains financial covenants that require us to comply with specified financial ratios and tests. The financial covenants contained in the facility include a leverage test under which the maximum leverage ratio currently in effect is 50%. Failure to satisfy the leverage test would not result in a default, but would initiate a scheduled reduction in the amount of the aggregate commitment under the facility. In addition, the facility requires that we maintain a minimum consolidated tangible net worth not less than the sum of (i) $650,000,000 plus (ii) 50% of our quarterly consolidated net income plus (iii) 50% of the net proceeds we receive from an issuance of capital stock. Failure to maintain the minimum consolidated tangible net worth could result in a termination of the facility. We must also satisfy a consolidated tangible net worth test, under which our consolidated tangible net worth must not be less than (i) $850,000,000 plus (ii) 50% of our quarterly consolidated net income plus (iii) 50% of the net proceeds we receive from an issuance of capital stock; minus (iv) the lesser of (a) the aggregate amount paid by us after September 30, 2008 to repurchase our common stock and (b) $300,000,000. Failure to satisfy the consolidated tangible net worth test would not result in a default, but would result in a scheduled reduction in the amount of the aggregate commitment under the facility. Furthermore, the facility includes a cash flow/liquidity test that would apply should we fail to maintain an interest coverage ratio of at least 1.5 to 1.0 for four consecutive quarters. Failure to satisfy this test would not result in a default, but would result in a scheduled reduction in the amount of the facility.

Events of Default

Our senior unsecured revolving credit facility contains customary events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representations or warranties in any material respect, cross default to certain other indebtedness, invalidity of guarantees, material judgments, change of ownership or control, and certain bankruptcy or insolvency events.

Mortgage Repurchase Facility

Overview

HomeAmerican has a mortgage repurchase facility that provides liquidity to HomeAmerican by providing for the sale of eligible mortgage loans to various banks with an agreement by HomeAmerican to repurchase the mortgage loans at a future date. HomeAmerican is not one of the guarantors of the notes. Effective October 29, 2009, the maximum aggregate commitment under the facility was reduced from $100 million to $70 million. The facility includes an accordion feature that permits the maximum aggregate commitment to be increased to $150 million, subject to the availability of additional commitments. As of September 30, 2009, HomeAmerican had $13.0 million of mortgage loans that it was obligated to repurchase under the facility.

Maturity; Interest

The mortgage repurchase facility will expire on October 28, 2010. Advances under the mortgage repurchase facility carry a pricing rate based on LIBOR plus a borrowing margin or, at HomeAmerican’s option, a rate of 4.5% per annum.

Covenants

The mortgage repurchase facility contains a number of customary affirmative and negative covenants. The facility’s financial covenants require HomeAmerican to comply with a specified financial ratio and tests. The financial covenants contained in the facility include a maximum adjusted tangible net worth ratio, a minimum adjusted tangible net worth requirement and minimum adjusted net income and liquidity requirements. Failure to comply with this ratio and tests would constitute an event of default. In the event of default, the banks who have purchase mortgages under this facility would have the option, among other things, to require HomeAmerican to immediately repurchase all of the mortgages.

During the 2009 third quarter, HomeAmerican increased its mortgage loan loss reserves and, as a result, it did not meet the adjusted net income covenant as of September 30, 2009. On October 29, 2009, HomeAmerican amended the mortgage repurchase facility to decrease the aggregate commitment and to revise certain of the financial covenants, effective retroactively to September 30, 2009. Accordingly, with the amendment of the facility’s terms, HomeAmerican is in compliance with the covenants of the facility.

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered by this prospectus supplement augments, and, to the extent inconsistent, replaces the description of the terms and provisions of the debt securities under “Description of Debt Securities” in the accompanying prospectus.

General

The Notes will be issued under an indenture dated as of December 3, 2002 (the “2002 Indenture”), as supplemented by a supplemental indenture dated as of                     , 2010 (as supplemented and together with the 2002 Indenture, the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”).

We have summarized selected provisions of the Indenture below. The following summary of certain provisions of the Indenture is not necessarily complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein, and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “TIA”). Copies of the Indenture are available to prospective purchasers of the Notes upon request made to us at the address under “Where You Can Find More Information.” You should read the Indenture for provisions that may be important to you. For purposes of this “Description of Notes,” references to “we”, “our”, “us” or the “Company” mean M.D.C. Holdings, Inc. and do not include any of its subsidiaries. Definitions of certain terms are set forth under “Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture.

We may issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the notes that we are issuing now, except that any additional notes issued in the future may have different issuance prices and will have different issuance dates.

Principal, Maturity and Interest

The Indenture does not limit the amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in one or more series. The Notes will constitute a separate series of debt securities under the Indenture and will therefore vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.

The Notes will mature on                     , 20    . In this offering, $             aggregate principal amount of Notes will be issued, but we may issue additional Notes at any time on the same terms and conditions and with the same or different CUSIP number as the Notes we offer by this prospectus supplement. Interest on the Notes will accrue from                    , 2010, at a rate of     % per annum, will be computed on the basis of a 360-day year of twelve 30-day months and will be payable semiannually in arrears on each             and              (each an “Interest Payment Date”), commencing on                     , 2010. We will pay interest to the persons in whose names the Notes are registered at the close of business on              or             , as the case may be, before any Interest Payment Date.

The Notes will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with our existing and future unsecured and unsubordinated indebtedness.

We conduct our operations through our subsidiaries and, therefore, we are primarily dependent on the earnings and cash flows of our subsidiaries to meet our debt service obligations.

Any right that we have or that our creditors have to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary’s creditors, including trade creditors. Accordingly, the Notes will also be effectively subordinated to the creditors of our subsidiaries. The Notes will, however, have the benefit of the Guarantees from the Guarantors, which consist of certain of our homebuilding subsidiaries. The Guarantees from the Guarantors, however, are unsecured and, accordingly, will be effectively subordinated to the secured debt of the Guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the Guarantees. The payment of dividends and the making of loans and advances to us by our subsidiaries are subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

We expect that payments of principal, premium, if any, and interest to owners of beneficial interests in Notes held in global form will be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants in effect from time to time. DTC will act as the Depositary for the global Notes.

The Notes will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The principal of, premium, if any, and interest on the Notes will be payable, and, subject to the restrictions on transfer described herein, the Notes may be surrendered for registration of transfer or exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York; provided that payments of interest may be made at our option by check mailed to the address of the persons entitled thereto or by wire transfer to an account maintained by the payee with a bank located in the United States. The office or agency initially maintained by us for the foregoing purposes shall be the office of the Trustee. No service charge will be made for any registration of transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection herewith.

If any Interest Payment Date or maturity date of the Notes is not a business day at any place of payment, then payment of principal, premium, if any, and interest need not be made at such place of payment on that date but may be made on the next succeeding business day at that place of payment, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or maturity date, as the case may be.

The Indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

We expect that interests in the global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in these interests will therefore be required by DTC to settle in immediately available funds.

Guarantees

Payment of principal of, premium, if any, and interest on the Notes will be guaranteed fully and unconditionally, jointly and severally, by certain of our homebuilding subsidiaries. Each Guarantee will be an unsecured senior obligation of the Guarantor issuing such Guarantee, ranking equal in right of payment with all of such Guarantor’s existing and future unsecured and unsubordinated indebtedness.

The Indenture provides that, in the event any Guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such Guarantee shall be reduced to the maximum amount, after giving effect to all other contingent and other liabilities of such Guarantor, permissible under applicable fraudulent conveyance or similar law.

The Indenture provides that any subsidiary of the Company that provides a guarantee of any Specified Indebtedness, other than Finance Subsidiaries, will guarantee the Notes. The Indenture provides that any Guarantor may be released from its Guarantee so long as (1) no default or Event of Default exists or would result from release of such Guarantee, (2) the Guarantor being released has Consolidated Net Worth of less than 5% of the Company Consolidated Net Worth as of the end of the most recent fiscal quarter, (3) the Guarantors released from their Guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit us to cure a default) of the Company’s Consolidated Net Worth as of the end of the most recent fiscal quarter, (4) such release would not have a material adverse effect on the homebuilding business of the Company and its subsidiaries and (5) the Guarantor is released from its guarantee(s) under all Specified Indebtedness (other than by reason of payment under its guarantee of Specified Indebtedness).

By reason of the foregoing, if the Guarantors are released under their guarantees of our other Specified Indebtedness, the Guarantors will also be released under their Guarantees of the Notes and the other notes issued under the 2002 Indenture.

See “Risk Factors — Risks Relating to the Notes — The notes will be unsecured and effectively subordinated to our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes” and “— Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors of the notes.”

Optional Redemption

We may, at our option, redeem the Notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of the following amounts:

•	100% of their principal amount, and

•

the present value of the Remaining Scheduled Payments on the Notes being redeemed on the redemption date, discounted to the redemption date, on a semiannual basis, at the Treasury Rate plus      basis points (    %),

plus, in each case, accrued and unpaid interest on the Notes to the redemption date. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and the Notes will cease to be outstanding.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by lot by DTC, in the case of Notes represented by a global security.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the Notes as described above, we will make an offer to each holder of Notes to repurchase all or any part (in amounts of $2,000 or in integral multiples of $1,000 in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event date, we will, to the extent lawful:

(1)    accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

(2)    deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)    deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by us.

The paying agent will promptly mail to each holder of Notes properly tendered the purchase price for the Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

Certain Covenants

Restrictions on Secured Debt.  The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary (other than any Finance Subsidiary) to, create, incur, assume or guarantee any Secured Debt unless the Notes will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. This restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1)    Security Interests in model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat or thereon;

(2)    Security Interests in property at the time of its acquisition by the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Security Interests secure obligations assumed by the Company or a Restricted Subsidiary, or in the property of a corporation or other entity at the time it is merged into or consolidated with the Company or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects the property of the Company or a Restricted Subsidiary prior to such transaction);

(3)    Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or a Restricted Subsidiary;

(4)    Security Interests incurred in connection with pollution control, industrial revenue, water, sewage or any similar item; and

(5)    Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary that is wholly owned (directly or indirectly) by the Company or Security Interests securing the Company’s Indebtedness owing to a Guarantor.

Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding, in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.

In addition, the Company and the Guarantors may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) above and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt (as defined below) in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions as to which the provisions of clauses (1) through (3) described under “Limitation on Sale and Leaseback Transactions” have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets (as defined below).

The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Indebtedness (as defined below) by virtue of the definition of Secured Debt, and will not restrict the Company’s or the Guarantors’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or of any Subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

Limitation on Sale and Leaseback Transactions.  The Indenture provides that we will not, and will not cause or permit a Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

•

the net proceeds received therefrom are equal to or exceed the fair value of such property so leased, as determined by the Board of Directors, chairman of the board, vice chairman, president or principal financial officer of the Company,

•	we or any of our Restricted Subsidiaries would be entitled to incur Secured Debt as described in “Restrictions on Secured Debt” above,

•

we, or a Restricted Subsidiary, within 180 days of the effective date of any Sale and Leaseback Transaction, apply an amount equal to the fair value of the property so leased to the retirement of our Funded Indebtedness,

•

the Sale and Leaseback Transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our Restricted Subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

•	the Sale and Leaseback Transaction was consummated prior to the date of the Indenture.

Additional Guarantees.  The Indenture provides that the Company shall not permit any Subsidiary that is not a Guarantor, directly or indirectly, to guarantee any obligations of the Company under any Specified Indebtedness unless such Subsidiary simultaneously executes and delivers to the Trustee a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which such Subsidiary guarantees, jointly and severally with all other Guarantors, on the same basis as the Specified Indebtedness is guaranteed, the Company’s obligations under the Indenture and the Notes. The Company shall deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and, subject to customary exceptions, constitutes a valid and legally binding and enforceable obligation of such Subsidiary.

SEC Reports.  The Indenture provides that we will deliver to the Trustee and each Holder, within 15 days after we file the same with the SEC, copies of all reports and information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe), if any, exclusive of exhibits, which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or pursuant to the immediately following sentence. So long as any Notes remain outstanding, we shall file with the SEC such reports as may be required pursuant to Section 13 of the Exchange Act in respect of a security registered pursuant to Section 12 of the Exchange Act. If we are not subject to the requirements of Section 13 or 15(d) of the Exchange Act (or otherwise required to file reports pursuant to the immediately preceding sentence), we shall deliver to the Trustee and to each Holder, within 15 days after we would have been required to file such information with the SEC were we required to do so, financial statements, including any notes thereto (and, in the case of a fiscal year end, an auditors’ report by an independent certified public accounting firm of established national reputation), and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” substantially equivalent to that which we would have been required to include in such quarterly or annual reports, information, documents or other reports if we had been subject to the requirements of Section 13 or 15(d) of the Exchange Act. We shall also comply with the other provisions of TIA Section 314(a).

Consolidation, Merger and Sale of Assets

Neither the Company nor the Guarantors will consolidate or merge into or sell, assign, transfer or lease all or substantially all of our or their assets to another person unless:

(1)    the person is a corporation organized under the laws of the United States of America or any state thereof;

(2)    the person assumes by supplemental indenture all of the obligations of us or such Guarantor, as the case may be, relating to the Notes, the Guarantees and the Indenture, as the case may be; and

(3)    immediately after the transaction no Event of Default exists; provided that this clause (3) will not restrict or be applicable to a merger, consolidation or liquidation of a Guarantor with or into the Company or another Subsidiary that is wholly owned, directly or indirectly, by the Company that is, or concurrently with the completion of such merger, consolidation or liquidation becomes, a Guarantor or a Restricted Subsidiary that is wholly owned, directly or indirectly, by the Company.

Upon any such consolidation, merger, sale, assignment or transfer, the successor corporation will be substituted for the Company or such Guarantor (including any merger or consolidation described in the proviso at the end of the immediately preceding sentence), as applicable, under the Indenture. The successor corporation may then exercise every power and right of the Company or such Guarantor under the Indenture, and the Company or such Guarantor, as applicable, will be released from all of its respective liabilities and obligations in respect of the Notes and the Indenture. If the Company or any Guarantor leases all or substantially all of its assets, the lessee corporation will be the successor to the Company or such Guarantor and may exercise every power and right of the Company or such Guarantor, as the case may be, under the Indenture, but the Company or such Guarantor, as the case may be, will not be released from its respective obligations to pay the principal of and premium, if any, and interest, if any, on the Notes.

Events of Default

An “Event of Default” with respect to the Notes is defined in the Indenture as being:

(1)    default in the payment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2)    default in the payment of all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, at redemption, by declaration of acceleration or otherwise;

(3)    default in the observance or performance of, or breach of, any covenant, agreement or warranty of the Company contained in the Notes or the Indenture (unless specifically dealt with elsewhere), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of the outstanding Notes, a written notice specifying such default or breach, requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4)    a decree, judgment or order by a court of competent jurisdiction shall have been entered adjudging the Company or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition in an involuntary case or proceeding seeking reorganization of the Company or any of its Significant Subsidiaries under any bankruptcy or similar law, or a decree, judgment or order of a court of competent jurisdiction directing the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, any of its Significant Subsidiaries, or of the assets or property of any such Person, or the winding up or liquidation of the affairs of any such Person, shall have been entered, and the continuance of any such decree, judgment or order unstayed and in effect for a period of 90 consecutive days;

(5)    the Company or any of its Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt (including conversion of an involuntary proceeding into a voluntary proceeding), or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall, within the meaning of any Bankruptcy Law, become insolvent, or fail generally to pay its debts as they become due;

(6)    (a) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries (in accordance with the terms of such Indebtedness and after giving effect to any applicable grace period set forth in the documents governing such Indebtedness) that has an outstanding principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate to be immediately due and payable; provided that, in the event any such acceleration is withdrawn or otherwise rescinded (including satisfaction of such Indebtedness) within a period of ten business days after such acceleration by the holders of such Indebtedness, any Event of Default under this clause (6) will be deemed to be cured and any acceleration hereunder will be deemed withdrawn or rescinded; or (b) the failure by the Company or any of its Significant Subsidiaries to make any principal, premium, interest or other required payment in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries with an outstanding aggregate principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

(7)    one or more final nonappealable judgments (in the amount not covered by insurance or not reserved for) or the issuance of any warrant of attachment against any portion of the property or assets (except with respect to Non-Recourse Indebtedness) of the Company or any of its Restricted Subsidiaries, which are $25,000,000 or more individually or $40,000,000 or more in the aggregate, at any one time rendered against the Company or any of its Restricted Subsidiaries by a court of competent jurisdiction and not bonded, satisfied or discharged for a period (during which execution shall not be effectively stayed) of (a) 60 days after the judgment becomes final and such court shall not have ordered or approved, and the parties shall not have agreed upon, the payment of such judgment at a later date or dates or (b) 60 days after all or any part of such judgment is payable pursuant to any court order or agreement between the parties; or

(8)    the Guarantee of any Guarantor shall fail to remain in full force and effect except in accordance with the Indenture or any action shall be taken by any Guarantor to discontinue or to assert the invalidity or unenforceability of its Guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of its Guarantee, or any Guarantor denies that it has any further liability under its Guarantee or gives notice to such effect.

The Indenture provides that if an Event of Default (other than an Event of Default described in clause (4) or (5) above) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of Notes then outstanding may declare the principal amount of all the Notes and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless cured, a default in payment of principal of or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. If an Event of Default described in clause (4) or (5) above occurs and is continuing, then the principal amount of all the debt securities shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Notes before proceeding to exercise any right or power under the Indenture at the request of the holders of the Notes. The Indenture also provides that the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless: (1) the holder shall have previously given the Trustee written notice of an Event of Default with respect to the Notes, (2) the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, (3) the Trustee shall have failed to institute any such proceeding for 60 days after its receipt of such notice and (4) no direction inconsistent with such written request shall have been given to the Trustee during the 60-day period by the holders of a majority in principal amount of the Notes. However, any right of a holder of Notes to receive payment of the principal of and any interest on the Notes on or after the dates expressed in the Notes and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

The Indenture contains a covenant that we will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

Certain Definitions

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade by all three Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred within the 60-day period preceding the reduction in ratings).

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of or in a Person’s capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Preferred Stock of such Person if such Person is a corporation or membership interests if such Person is a limited liability company and each general and limited partnership interest of such Person if such Person is a partnership.

“Change of Control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a wholly owned subsidiary of a holding company and (2) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (b) if such release (or any successor release) is not published or does not contain such price on such business day, (i) the average of the Reference Treasury Dealer quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Company and the Guarantors under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1)    all short-term liabilities, except for (x) liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and (y) liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No.106;

(2)    investments in subsidiaries that are not Restricted Subsidiaries; and

(3)    all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person determined in accordance with GAAP.

“Finance Subsidiary” means any Subsidiary of the Company substantially all of whose operations consist of (a) the mortgage financing business or (b) the insurance business.

“Fitch” means Fitch Ratings.

“Funded Indebtedness” means notes, bonds, debentures or other similar evidences of Indebtedness for money borrowed which by their terms mature at or are extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantors” means (i) initially, each of:

M.D.C. Land Corporation, a Colorado corporation;

RAH of Florida, Inc., a Colorado corporation;

Richmond American Construction, Inc., a Delaware corporation;

Richmond American Homes of Arizona, Inc., a Delaware corporation;

Richmond American Homes of Colorado, Inc., a Delaware corporation;

Richmond American Homes of Delaware, Inc., a Colorado corporation;

Richmond American Homes of Florida, LP, a Colorado limited partnership;

Richmond American Homes of Illinois, Inc., a Colorado corporation;

Richmond American Homes of Maryland, Inc., a Maryland corporation;

Richmond American Homes of Nevada, Inc., a Colorado corporation;

Richmond American Homes of New Jersey, Inc., a Colorado corporation;

Richmond American Homes of Pennsylvania, Inc., a Colorado corporation;

Richmond American Homes of Utah, Inc., a Colorado corporation;

Richmond American Homes of Virginia, Inc., a Virginia corporation; and

Richmond American Homes of West Virginia, Inc., a Colorado corporation;

and (ii) any other Subsidiary of the Company that executes and delivers a guarantee of the Notes pursuant to the provisions of the Indenture.

“Indebtedness” means (a) any liability of any Person (i) for borrowed money, or (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (iii) for the payment of money relating to a Capitalized Lease Obligation or (iv) for all Redeemable Capital Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (b) any liability of others described in the preceding clause (a) that such Person has guaranteed or that is otherwise its legal liability; (c) all Indebtedness referred to in (but not excluded from) clauses (a) and (b) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Security Interest upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (d) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a), (b) and (c) above.

“Interest Payment Date” means the stated due date of an installment of interest on the Notes.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Restricted Subsidiary (other than the Restricted Subsidiary which holds title to the property) for any deficiency.

“Notes” means the     % Senior Notes due 20     issued under the Indenture, as supplemented from time to time in accordance with the terms of the Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

“Rating Agency” means (1) each of Moody’s, Fitch and S&P; and (2) if any of Moody’s, Fitch or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available (for reasons outside of our control), a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, Fitch or S&P, or all three, as the case may be.

“Redeemable Capital Stock” means any Capital Stock of the Company or any of its Subsidiaries that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, (a) is or upon the happening of an event or passage of time would be required to be redeemed on or prior to the final stated maturity of the securities or (b) is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (c) is convertible into or exchangeable for debt securities at any time on or prior to such final stated maturity.

“Reference Treasury Dealer” means (a) Citigroup Global Markets Inc. (or its affiliates which are Primary Treasury Dealers), and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company will substitute therefor another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Restricted Subsidiary” means any Guarantor and any successor to such Guarantor.

“Sale and Leaseback Transaction” means a sale or transfer made by the Company or a Restricted Subsidiary (except a sale or transfer made to the Company or a Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Company or a Restricted Subsidiary for more than a three-year term.

“Secured Debt” means any Indebtedness, except Indebtedness of the Finance Subsidiaries, which is secured by (i) a Security Interest in any of the property of the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Company or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Company or a Restricted Subsidiary has an equity interest. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

“Security Interests” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

“Significant Subsidiary” means any Subsidiary (a) whose revenues exceed 10% of our total consolidated revenues, in each case for the most recent fiscal year, or (b) whose net worth exceeds 10% of our total stockholders’ equity, in each case as of the end of the most recent fiscal year.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Specified Indebtedness” means Indebtedness under (i) the Notes, (ii) the 2002 Indenture and (iii) the Second Amended and Restated Credit Agreement dated as of March 22, 2006, among the Company and the banks named therein, as amended or supplemented from time to time, and any refinancing, extension, renewal or replacement of any of the foregoing.

“Subsidiary” means any Person of which at the time of determination by us, directly and/or indirectly through one or more Subsidiaries, we own more than 50% of its Voting Stock.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Voting Stock” means, with respect to any Person, the Capital Stock of such Person that is generally entitled to vote in the election of the members of the board of directors (or functional equivalent) of such Person.

Modification and Waiver

We and the Trustee, with the consent of the holders of at least a majority of the principal amount of the outstanding Notes, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Notes, except that no such supplemental indenture may, without the consent of the holder of each outstanding security affected by the supplemental indenture, among other things:

(1)    change the final maturity of the Notes, or reduce the rate or extend the time of payment of interest on the Notes, or reduce the principal amount of the Notes, or impair the right to institute suit for payment of the Notes;

(2)    change the redemption provisions or the definitions relating thereto in any manner adverse to the holders of the Notes;

(3)    reduce the percentage of Notes whose consent the holders of which is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences provided in the Indenture; or

(4)    modify any of the provisions regarding the modification of the Indenture, waivers of past defaults and waivers of certain covenants, except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding security affected thereby.

Our Board of Directors does not have the power to waive any of the covenants of the Indenture. We and the Trustee may modify or amend provisions of the Indenture without the consent of any holder for any of the following purposes:

(1)    to evidence the succession of another Person to us or any Guarantor under the Indenture and the Notes;

(2)    to add to our covenants or the covenants of any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon us or such Guarantor by the Indenture;

(3)    to add Events of Default for the benefit of the holders of the Notes;

(4)    to secure any debt securities under the Indenture;

(5)    to establish the form or terms of the debt securities of any series;

(6)    to add Guarantors;

(7)    to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

(8)    to close the Indenture to authentication and delivery of additional series of debt securities and to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of holders of the Notes; or

(9)    to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of the Notes, provided that such action shall not adversely affect the interests of the holders of the Notes in any material respect.

The holders of at least a majority in principal amount of the outstanding Notes may, on behalf of the holders of the Notes, waive any past default under the Indenture with respect to the Notes. However, they may not waive a default (1) in the payment of the principal of (or premium, if any) or any interest on the Notes or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected.

Defeasance Provisions

Defeasance and Discharge.  The Indenture provides that we will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost, destroyed or mutilated debt securities, maintain offices or agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. This type of discharge may only occur if there has been a change in applicable federal law or we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of that discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the discharge had not occurred. In addition, this type of discharge may only occur so long as no Event of Default or event which, with notice or lapse of time, would become an Event of Default with respect to the debt securities of that series has occurred and is continuing on the date that cash and/or government securities are deposited in trust and other conditions specified in the Indenture are satisfied. The term “government obligations” means securities of the government which issued the currency in which the debt securities of the series are denominated or in which interest is payable or of government agencies backed by the full faith and credit of that government.

Defeasance of Certain Covenants.  The Indenture also provides that we may omit to comply with the covenants described above under “Certain Covenants” with respect to the debt securities of that series if we comply with the following conditions. In order to exercise this option, we will be required to deposit with the Trustee money, government obligations or a combination thereof which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. We will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes and that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and covenant defeasance had not occurred, and to satisfy other conditions specified in the Indenture.

Covenant Defeasance and Events of Default.  In the event we exercise our option to effect covenant defeasance with respect to the debt securities of any series and those debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity dates but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from such Event of Default. However, we shall remain liable for such payments.

Regarding the Trustee

The Indenture contains certain limitations on the rights of the Trustee, which is a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as trustee for other debt securities of the Company.

Book-Entry Delivery and Settlement

We will issue the Notes in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the Trustee. DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•

access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriter nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters. We expect that under procedures established by DTC:

•

upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriter with portions of the principal amounts of the global securities; and

•

ownership of the Notes will be shown on, and the transfer of ownership of the Notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of Persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those Persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of Persons who hold interests through participants, the ability of a Person having an interest in a global security to pledge or transfer that interest to Persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global security for all purposes under the Indenture and under the Notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have Notes represented by that global security registered in their names, will not receive or be entitled to receive the Notes in the form of a physical certificate and will not be considered the owners or holders of the Notes under the Indenture or under the Notes, and may not be entitled to give the Trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or the global security.

Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s records relating to the Notes or relating to payments made by DTC on account of the Notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the Notes.

We will make payments on the Notes represented by the global securities to DTC or its nominee, as the registered owner of the Notes. We expect that when DTC or its nominee receives any payment on the Notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the Notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

We will issue certificated Notes to each Person that DTC identifies as the beneficial owner of Notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an Event of Default has occurred and is continuing; or

•	we decide not to have the Notes represented by a global security.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the Notes to be issued.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriter in immediately available funds. So long as the Notes are represented by global securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by us in immediately available funds. In addition, so long as the Notes are represented by such Global Securities, the Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain U.S. federal income tax considerations associated with acquiring, owning and disposing of the notes. The discussion does not address any state, local or non-U.S. taxes or the U.S. federal estate or gift tax. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to any of the statements made in this summary, and we cannot assure you that the IRS will agree with such statements.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, regulated investment companies, real estate investment trusts, partnerships or other pass through entities or investors in such entities, persons liable for alternative minimum tax, and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons who purchase the notes for cash at original issue and at their “issue price” (i.e., the first price at which a substantial amount of the notes are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who hold the notes as capital assets within the meaning of section 1221 of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a note that is an individual, corporation, estate or trust and is not a U.S. holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes.

Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of acquiring, holding, and disposing of the notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other U.S. federal tax laws and state, local and foreign tax laws and any recent or prospective changes in applicable tax laws.

Certain Contingent Payments

We may be obligated to pay amounts in excess of the stated interest or principal on the notes, including as described under “Description of Notes—Optional Redemption” and “Description of Notes—Change of Control Repurchase Event.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are remote or incidental. We intend to take the position that the foregoing contingencies are remote or incidental, and we do not intend to treat the notes as contingent payment debt instruments. Our position that such contingencies are remote or incidental is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a holder might be required to accrue interest income at a higher rate than the stated interest rate on the notes, and to treat as ordinary interest income any gain realized on the taxable disposition of a note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

U.S. Holders

Payments of Interest.  Payments of interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes.  Upon the sale, exchange, retirement, or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income as discussed above to the extent not previously included in income by the U.S. holder) and the adjusted tax basis of the note.

Any gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation (for taxable years beginning before January 1, 2011). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to certain payments of interest on the notes and to the proceeds of the sale or other disposition (including a redemption or retirement) of a note paid to a U.S. holder unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withhold under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Payment of Interest.  Generally, subject to the discussion of backup withholding below, if you are a non-U.S. holder, interest income that is not effectively connected with a U.S. trade or business will not be subject to a U.S. withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	you are not a controlled foreign corporation related to us;

•	you are not a bank which acquired the debt securities in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (a) you provide an IRS Form W-8BEN or other applicable IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that an IRS Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

Treasury Regulations provide alternative methods for satisfying the certification requirement described in the paragraph above.

If you cannot satisfy the above requirements, interest income that is not effectively connected with your conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of this withholding tax. To claim the benefit of a tax treaty, the non-U.S. holder generally must provide a properly executed IRS Form W-8BEN or other applicable IRS Form W-8 (or a suitable substitute form). Under applicable Treasury Regulations, a non-U.S. holder claiming treaty benefits may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in these Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these Treasury Regulations.

We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

Interest income that is effectively connected with your conduct of a U.S. trade or business will be taxed generally in the same manner as if you were a U.S. holder, unless an applicable treaty provides otherwise. If you are a corporate non-U.S. holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” on any effectively connected earnings and profits attributable to such interest at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected interest income will not be subject to U.S. withholding tax if you deliver proper documentation (generally, an IRS Form W-8ECI).

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes.  In general, you will not be subject to U.S. federal income tax or U.S. withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, in which case you will be subject to U.S. federal income tax generally in the same manner as if you were a U.S. holder with respect to the gain (unless an applicable income tax treaty provides otherwise) and if you are a corporation, you may also be subject to a 30% branch profits tax on any effectively connected earnings and profits attributable to such gain, unless reduced by an applicable income tax treaty; or

•

you are an individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, in which case you will be subject to 30% U.S. federal income tax with respect to the gain (net of certain U.S. source capital losses).

Information Reporting and Backup Withholding.  U.S. backup withholding and related information reporting requirements generally will not apply to payments of interest on a note if you provide the statement described in the fourth bullet under the heading “Non-U.S. Holders — Payment of Interest,” provided that the payor does not have actual knowledge or reason to know that you are a U.S. person.

Backup withholding and related information reporting will generally not apply to any payment of the proceeds of the sale (including a retirement or redemption) of a note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker is a:

•	U.S. person;

•	foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	controlled foreign corporation for U.S. federal income tax purposes; or

•

foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in the applicable Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence will be subject to information reporting (but not backup withholding requirement) unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of any such sale to or through the U.S. office of a broker is generally subject to information reporting and backup withholding requirements, unless you provide the statement described in the fourth bullet under the heading “Non-U.S. Holders — Payment of Interest” or otherwise establish an exemption.

Amounts withheld under the backup withholding rules are generally not an additional tax and may be refunded or credited against your U.S. federal income tax liability provided you furnish the required information to the IRS in a timely manner.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager and underwriter of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, all of the notes. The underwriter is committed to purchase all of the notes offered by us if it purchases any notes.

We have been advised by the underwriter that it proposes to offer the notes directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. The underwriter may allow, and dealers may reallow, a concession not to exceed     % of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriter may change offering price and other selling terms.

We intend to apply for a listing of the notes and the related guarantees on the New York Stock Exchange. The notes are a new issue of securities with no established trading market. The underwriter may make a market in the notes after completion of the offering but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriter and its affiliates may purchase and sell notes in the open market. These transactions may include over-allotment, short covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriter in the offering, which creates a short position. Short covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for the offering, excluding the underwriting discount, will be approximately $            .

The underwriter and its affiliates have performed investment banking, commercial banking and advisory services for us or our affiliates from time to time for which they have received customary fees and expenses and may do so in the future. For example, Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc. is a lender to us under our senior unsecured revolving credit facility.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make resulting from those liabilities.

LEGAL MATTERS

Certain matters with respect to the legality and binding nature of the securities are being passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. Cahill Gordon & Reindel LLP, New York, New York, will pass upon specified legal matters in connection with this offering for the underwriter.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document (provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K). They contain important information about our company and its financial condition.

Filing	Period
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
Annual Report on Form 10-K	Year ended December 31, 2008
Current Report on Form 8-K	Filed February 18, 2009, March 26, 2009, July 1, 2009, September 14, 2009, September 30, 2009, December 8, 2009 and December 31, 2009

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (excluding any information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. SEC rules and regulations also permit us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Joseph H. Fretz

Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street

Suite 500

Denver, Colorado 80237

(303) 773-1100

Additional information about us can be obtained on the investor relations section of our website. Our website is www.richmondamerican.com, although the information on our website is not incorporated into this prospectus.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should keep in mind that such information has not been authorized and may therefore not be accurate. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

M.D.C. Holdings, Inc.

$1,000,000,000

The following are types of securities that we may offer and sell under this prospectus:

• common stock	• debt securities

• preferred stock

We may offer these securities separately or as units which may include other securities. We will describe in a prospectus supplement, which must accompany this prospectus, the securities we are offering and selling, as well as the specific terms of the securities. Those terms may include:

• Maturity	• Redemption terms

• Interest rate	• Listing on a securities exchange

• Sinking fund terms	• Amount payable at maturity

• Currency of payments	• Guarantees by some of our subsidiaries

This prospectus is not an offer to sell those securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our common stock, par value $0.01 per share, trades on the New York Stock Exchange under the symbol “MDC.” We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

October 30, 2008

M.D.C. HOLDINGS, INC.

M.D.C. Holdings, Inc., or MDC, is a Delaware corporation. We started business in 1972. We have two primary operations, homebuilding and financial services. Our homebuilding operation subsidiaries generally purchase finished lots and then construct and sell single family detached homes to first-time and first-time move-up homebuyers under the name “Richmond American Homes.” Our financial services operations primarily consist of HomeAmerican Mortgage Corporation, which originates mortgage loans primarily for our homebuyers; American Home Insurance Agency, Inc., which sells casualty insurance products to our homebuyers; and American Home Title and Escrow Company, which provides title insurance and closing services for our customers. Our financial services operations also include Allegiant Insurance Company, Inc., A Risk Retention Group, which provides to its customers, primarily certain subcontractors of our homebuilding subsidiaries, general liability coverage for construction work performed associated with closed homes, and StarAmerican Insurance Ltd., which re-insures certain insurance claims related to our operations. Unless specifically stated otherwise, references in this prospectus or any prospectus supplement to “we,” “us” or “our” include only MDC, and not our subsidiaries.

Our principal executive offices are at 4350 South Monaco Street, Suite 500, Denver, Colorado 80237 (telephone (303) 773-1100). Additional information about us can be obtained on the investor relations section of our website. Our website is www.richmondamerican.com, although the information on our website is not incorporated into this prospectus.

You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

USE OF PROCEEDS

Except as may otherwise be described in the prospectus supplement relating to an offering of securities, we will use the net proceeds from the sale of the securities offered under this prospectus and the prospectus supplement for general corporate purposes. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

DESCRIPTION OF COMMON STOCK

MDC has authorized 250,000,000 shares of common stock. At September 30, 2008, we had approximately 48,042,000 shares outstanding.

DESCRIPTION OF PREFERRED STOCK

MDC has authorized 25,000,000 shares of preferred stock, none of which were outstanding as of October 29, 2008. Shares of preferred stock may be issued in one or more series, as authorized by our board of directors with any rights and restrictions that are specified by our board of directors and permitted by Delaware law. When our board of directors specifies the terms of the preferred stock, the terms will be set forth in a certificate of designations to be filed with the secretary of state of Delaware.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities will be direct unsecured obligations of MDC and may be senior debt securities, senior subordinated debt securities or junior subordinated debt securities. The total amount of additional debt securities that we may issue is limited by covenants in our existing debt instruments to approximately $526 million as of September 30, 2008, assuming no additional cash flow.

1

The debt securities will be issued under one or more indentures in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part. The indentures will be subject to and governed by the Trust Indenture Act of 1939.

MDC may issue the debt securities in one or more series. Specific terms of each series of debt securities will be contained in resolutions of our board of directors or in a supplemental indenture. The specific terms will be described in a prospectus supplement. Our board of directors has designated $500,000,000 of the securities that may be offered hereby for issuance under our current medium-term note program.

Debt securities may or may not be guaranteed by our subsidiaries.

LEGAL MATTERS

The validity of the common stock and the preferred stock and the status of the debt securities as binding obligations of MDC and any guarantees as binding obligations of the guarantors will be passed on for MDC by Holme Roberts  & Owen LLP, Denver, Colorado.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like MDC, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our SEC filings are also available through the New York Stock Exchange, on which our common stock is listed, at 20 Broad Street, New York, N.Y. 10005.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document (provided, however, that we are not

2

incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K). They contain important information about our company and its financial condition.

Filing	Period
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2008 and June 30, 2008
Annual Report on Form 10-K	Year ended December 31, 2007
Current Report on Form 8-K	Filed January 25, 2008, February 26, 2008, March 27, 2008, April 11, 2008, May 1, 2008, May 23, 2008, July 14, 2008 and September 26, 2008

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (excluding any information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. SEC rules and regulations also permit us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Joseph H. Fretz

Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street

Suite 500

Denver, Colorado 80237

(303) 773-1100

Additional information about us can be obtained on the investor relations section of our website. Our website is www.richmondamerican.com, although the information on our website is not incorporated into this prospectus.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should keep in mind that such information has not been authorized and may therefore not be accurate. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

3

$

M.D.C. Holdings, Inc.

% Senior Notes due 20

PRELIMINARY PROSPECTUS SUPPLEMENT

January     , 2010

Sole Book-Running Manager

Citi